Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

BP PRODUCTS NORTH AMERICA INC.,

CONDOR RTM INC.,

CONDOR RTM LLC,

LFG ACQUISITION HOLDINGS LLC,

and

ARCHAEA ENERGY INC.

Dated as of October 16, 2022

i

3.20	Data Privacy	48
3.21	Legal Proceedings; Orders	48
3.22	Insurance	49
3.23	Trade & Anti-Corruption Compliance	49
3.24	Brokers	50
3.25	Company Information	50
3.26	Regulatory Status	50
3.27	No Other Representations or Warranties	51

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT ENTITIES		51
4.1	Organization; Good Standing	51
4.2	Power; Enforceability	51
4.3	Non-Contravention	52
4.4	Requisite Governmental Approvals	52
4.5	Legal Proceedings; Orders	52
4.6	Ownership of Company Common Stock	52
4.7	Brokers	52
4.8	Operations of Merger Sub and Opco Merger Sub	53
4.9	No Parent Vote or Approval Required	53
4.10	Available Funds	53
4.11	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	53
4.12	Parent Entities Information	54
4.13	No Other Representations or Warranties	54

Article V INTERIM OPERATIONS OF THE COMPANY		54
5.1	Affirmative Obligations	54
5.2	Forbearance Covenants	55
5.3	No Solicitation	58
5.4	No Control of the Other Party’s Business	61

Article VI ADDITIONAL COVENANTS		62
6.1	Required Action and Forbearance; Efforts	62
6.2	Antitrust and Regulatory Matters	62
6.3	Proxy Statement and Other Required SEC Filings	64
6.4	Company Stockholder Meeting	65
6.5	Anti-Takeover Laws	66
6.6	Access	66
6.7	Section 16(b) Exemption	67
6.8	Company Indebtedness	67
6.9	Directors’ and Officers’ Exculpation, Indemnification and Insurance	68
6.10	Employee Matters	70
6.11	Obligations of Merger Sub and Opco Merger Sub	72
6.12	Public Statements and Disclosure	72
6.13	Transaction Litigation	72
6.14	Stock Exchange Delisting; Deregistration	72

ii

6.15	Parent Vote	72
6.16	Notification of Certain Matters	73
6.17	Tax Matters	73

Article VII CONDITIONS TO THE MERGERS		75
7.1	Conditions to Each Party’s Obligations to Effect the Mergers	75
7.2	Conditions to the Obligations of Parent Entities	75
7.3	Conditions to the Company Entities’ Obligations to Effect the Mergers	76

Article VIII TERMINATION, AMENDMENT AND WAIVER		76
8.1	Termination	76
8.2	Manner and Notice of Termination; Effect of Termination	78
8.3	Fees and Expenses	78
8.4	Amendment	80
8.5	Extension; Waiver	80

Article IX GENERAL PROVISIONS		81
9.1	Survival of Representations, Warranties and Covenants	81
9.2	Notices	81
9.3	Assignment	82
9.4	Confidentiality	82
9.5	Entire Agreement	82
9.6	Third Party Beneficiaries	82
9.7	Severability	83
9.8	Remedies	83
9.9	Governing Law	84
9.10	Consent to Jurisdiction	84
9.11	WAIVER OF JURY TRIAL	84
9.12	No Recourse	85
9.13	Company Disclosure Letter References	85
9.14	Counterparts	85

EXHIBITS

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Principal Stockholders

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 16, 2022, by and among BP Products North America Inc., a Maryland corporation (“Parent”), Condor RTM Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Condor RTM LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Opco Merger Sub” and, together with Parent and Merger Sub, the “Parent Entities”), LFG Acquisition Holdings LLC, a Delaware limited liability company (“Opco”), and Archaea Energy Inc., a Delaware corporation (the “Company” and, together with Opco, the “Company Entities”). Each of Parent, Merger Sub, Opco Merger Sub, Opco and the Company are sometimes referred to herein as a “Party”, and collectively as the “Parties.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Company Merger”), with the Company being the surviving corporation in the Company Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and the merger of Opco Merger Sub with and into Opco (the “Opco Merger” and, together with the Company Merger, the “Mergers”), with Opco being the surviving entity in the Opco Merger, in accordance with the Delaware Limited Liability Company Act (the “DLLCA”), in each case, upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Mergers upon the terms and subject to the conditions set forth herein; (iii) approved and declared advisable the Voting Agreements and the Warrant Agreement Amendment and the transactions contemplated thereby; (iv) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (v) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders.

B. The Company, as the managing member of Opco and holder of a majority of Class A Units of Opco (“Opco Units”), has (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of Opco’s covenants and other obligations hereunder, and the consummation of the Opco Merger upon the terms and subject to the conditions set forth herein.

C. Each of the board of directors of Parent, the board of directors of Merger Sub and Parent, as the sole member of Opco Merger Sub, has (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Mergers upon the terms and subject to the conditions set forth herein.

D.  Concurrently with the execution and delivery of this Agreement, (i) the Principal Stockholders have executed and delivered to the Parent Entities voting and support agreements (the “Voting Agreements”), pursuant to which each Principal Stockholder has agreed, upon the terms and subject to the conditions set forth therein, to vote all of their respective Company Common Stock in favor of, and to otherwise support, the Transactions, and (ii) certain holders of the Company Warrants and certain parties to the Company Warrant Agreement have executed and delivered, for the benefit of the Parent Entities, the Warrant Agreement Amendment, and the Company Board has, in advance of the execution and delivery of such agreements, unanimously approved the execution and delivery of the Voting Agreements and the Warrant Agreement Amendment and the consummation of the transactions contemplated thereby.

E.  The Parties desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Mergers; and (ii) prescribe certain conditions with respect to the consummation of the Mergers.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

1.1  Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)  “Acceptable Confidentiality Agreement” means any confidentiality agreement containing terms that are not materially less restrictive on the Company’s counterparty (and its Affiliates and Representatives), in the aggregate, than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal.

(b) “Acquisition Proposal” means any offer, proposal, indication of interest or expression of intent (other than an offer or proposal by any Parent Entity) relating to an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Mergers) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock (or any equity securities convertible into, or exchangeable or redeemable for, Company Common Stock) representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning shares of Company Common Stock (or any equity securities convertible into, or exchangeable or redeemable for, Company Common Stock) representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group, or stockholders of any such Person or Group, of more than 20% of the consolidated assets, net revenue or net income of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as determined in good faith by the Company Board);

(iii) any merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold, directly or indirectly, more than 20% of the equity interests, or more than 20% of the aggregate voting power of the equity interests, of the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction or more than 20% of the consolidated assets, net revenue or net income of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as determined in good faith by the Company Board); or

(iv) any combination of the foregoing.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, none of the Principal Stockholders or any trust, investment funds or investment vehicles affiliated with or under common management with the Principal Stockholders, any affiliated company or investment of the Principal Stockholders or any other Person that would otherwise be an Affiliate of the Principal Stockholders pursuant to this definition shall be an “Affiliate” of the Company or any of its Subsidiaries. For the avoidance of doubt, none of the Parent Entities or their respective Affiliates shall be deemed, as a result of this Agreement, the Voting Agreements, the Warrant Agreement Amendment or the Mavrix Joint Venture, to be an Affiliate of any Company Entity or any of its Subsidiaries, of any of the Principal Stockholders that are counterparties to the Voting Agreements or of any of the holders of Company Warrants that are counterparties to the Warrant Agreement Amendment.

(e) “Anti-Corruption Laws” means all applicable U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, the Canada Corruption of Foreign Public Officials Act of 1999, the UK Bribery Act of 2010 and the legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

(f)  “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Mergers.

(g) “Assai” means Assai Energy, LLC, a wholly owned Subsidiary of the Company.

(h) “Assai Notes” means (i) the 3.75% Senior Secured Notes due September 30, 2031, issued by Assai pursuant to the 2031 Note Purchase Agreement, and (ii) the 4.47% Senior Secured Notes due September 30, 2041, issued by Assai pursuant to the 2041 Note Purchase Agreement.

(i)  “Assai Note Purchase Agreements” means (i) that certain Note Purchase Agreement, dated January 15, 2021, as amended from time to time, among Assai as issuer and each of the purchasers party thereto and (ii) that certain Note Purchase Agreement, dated April 5, 2021, as amended from time to time, among Assai, as issuer, and each of the purchasers party thereto, and in each case all pledge, security, guaranty, swap, hedge and other agreements and documents related thereto.

(j)  “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2021 set forth in the Company’s Form 10-K filed by the Company with the SEC on March 18, 2022.

(k) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(l)  “Bylaws” means the Amended and Restated Bylaws of the Company.

(m) “CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

(n) “Charter” means the Amended and Restated Certificate of Incorporation of the Company dated September 15, 2021.

(o) “Code” means the Internal Revenue Code of 1986.

(p) “Company Board” means the Board of Directors of the Company.

(q) “Company Class A Common Stock” means the Class A common stock of the Company, par value $0.0001 per share.

(r) “Company Class B Common Stock” means the Class B common stock of the Company, par value $0.0001 per share.

(s) “Company Common Stock” means Company Class A Common Stock and Company Class B Common Stock.

(t) “Company Credit Agreement” means the Credit Agreement, dated as of September 15, 2021, as amended from time to time, among the Company, the Subsidiaries identified therein, Comerica Bank, as administrative agent, and the lending institutions from time to time party thereto and the lending institutions named therein as letters of credit issuers, and all pledge, security, guaranty, swap, hedge and other agreements and documents related thereto.

(u) “Company Data” means all data maintained by or on behalf of the Company or any of its Subsidiaries, whether or not in electronic form, including Personal Information.

(v) “Company Equity Awards” means, collectively, the Company RSUs and the Company PSUs.

(w) “Company Indebtedness” means, collectively, all Indebtedness outstanding under the Company Credit Agreement and/or the Assai Notes.

(x)  “Company Intellectual Property” means all of the Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(y) “Company Material Adverse Effect” means any condition, change, circumstance, event, effect or development that, (A) individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of the Company Entities to consummate the Transactions prior to the Termination Date; provided, that, for purposes of clause (A), none of the following, and no conditions, circumstances, changes, events, effects or developments to the extent arising out of, relating to or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i) general economic conditions, or conditions in the global, international or regional economy generally;

(ii)  general conditions in the financial markets, credit markets, currency markets or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) general conditions in the industries in which the Company and its Subsidiaries conduct business or in any specific jurisdiction or geographical area in which the Company and its Subsidiaries conduct business, or changes therein;

(iv) general conditions affecting commodity prices, including general conditions affecting natural gas prices and Environmental Attribute prices;

(v) any political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), sabotage, rebellion, insurrection, cyberterrorism (including by means of cyber-attack by or sponsored by a Governmental Authority), terrorism or military actions, including any escalation or worsening of the foregoing or any threats thereof;

(vi) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages or electrical black-outs and other force majeure events, including any escalation or worsening of any of the foregoing;

(vii) the negotiation, execution or delivery of this Agreement or the announcement of this Agreement or the pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, business or joint venture partners, employees (including any such resulting employee attrition), regulators, Governmental Authorities, vendors or any other third Person (other than for purposes of the representations and warranties contained in Section 3.4 or the condition to Closing in Section 7.2(a) as it relates to such representations and warranties);

(viii) any action taken at the express written request of any Parent Entity;

(ix) the compliance by the Company Entities with the terms of this Agreement ((A) other than for purposes of the representations and warranties contained in Section 3.4 or the condition to Closing in Section 7.2(a) as it relates to such representations and warranties; and (B) excluding compliance with Section 5.1 or Section 5.2, but including (1) any actions or omissions pursuant to any approval provided by Parent under Section 5.1 or Section 5.2 or (2) a breach by Parent of its obligation not to unreasonably withhold, condition or delay the provision of an approval under Section 5.1 or Section 5.2);

(x) changes or proposed changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement or interpretation by any Governmental Authority (or any panel or advisory body empowered or appointed thereby) of any of the foregoing) or in regulatory or legislative conditions, including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law, regulation or policy (or the enforcement thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(xi) any epidemics, pandemics (including COVID-19, any evolutions or mutations thereof and any COVID-19 Measures), plagues, other outbreaks of illness or public health events (including quarantine restrictions mandated or recommended by an applicable Governmental Authority), including any escalation or worsening of any of the foregoing;

(xii) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions (including in connection with any dispute involving the Russian Federation and Ukraine);

(xiii) any changes in the price or trading volume of the Company Common Stock or to the Company’s credit ratings, in each case in and of itself (it being understood that any underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to have occurred to the extent not otherwise excluded by the other exceptions to this definition);

(xiv) any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any underlying cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to have occurred to the extent not otherwise excluded by the other exceptions to this definition);

(xv) the availability or cost of equity, debt or other financing to any Parent Entity;

(xvi) any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith (it being understood that any underlying cause of any such Transaction Litigation, demand or Legal Proceeding may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to have occurred to the extent not otherwise excluded by the other exceptions to this definition);

(xvii) the identity or business of the Parent Entities or the respective Affiliates of the foregoing; and

(xviii) any breach by any Parent Entity of this Agreement;

except, in each case of clauses (i), (ii), (iii), (iv), (v), (vi), (x), (xi) and (xii) to the extent that such conditions, changes, events, effects or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

(z)  “Company Preferred Stock” means the preferred stock, par value $0.001 per share, of the Company.

(aa) “Company PSUs” means awards of performance-based restricted stock units with respect to Company Class A Common Stock, granted pursuant to any of the Company Stock Plans.

(bb) “Company Related Parties” means, collectively, (i) the Company, its Subsidiaries and Affiliates and (ii) the former, current and future equityholders, stockholders, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners and assignees of each of the Company, its Subsidiaries and Affiliates.

(cc) “Company RSUs” means awards of restricted stock units with respect to Company Class A Common Stock, granted pursuant to any of the Company Stock Plans.

(dd) “Company Service Provider” means any current or former employee, officer, individual consultant, individual independent contractor or member of the board of directors of the Company or any of its Subsidiaries.

(ee) “Company Stock Plans” means the Archaea 2021 Omnibus Incentive Plan and each other Employee Plan that provides for or has provided for the award of rights of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by reference to shares of Company Common Stock as set forth on Section 1.1(ee) of the Company Disclosure Letter.

(ff) “Company Stockholders” means the holders of shares of Company Common Stock.

(gg)  “Company Termination Fee” means an amount equal to $114,500,000.

(hh) “Company Warrant Agreement” means that certain Warrant Agreement, dated October 21, 2020, by and among Rice Acquisition Corp., Rice Acquisition Holdings, LLC and Continental Stock Transfer & Trust Company, as warrant agent.

(ii) “Company Warrants” means the warrants to purchase shares of Company Class A Common Stock issued by the Company in a private placement under the Company Warrant Agreement, as amended by the Warrant Agreement Amendment.

(jj) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Affiliates (including the Surviving Corporation or its Subsidiaries) immediately following the Effective Time.

(kk) “Contract” means any binding contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement, written or oral.

(ll) “COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

(mm)  “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, protocols or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act.

(nn)  “Deemed Vested Company PSU” means, with respect to each holder of Company PSUs, such number of Company PSUs equal to 50% of all Company PSUs other than Vested Company PSUs held by such holder as of immediately prior to the Effective Time, as determined on an award-by-award basis in accordance with Section 2.8(c).

(oo)  “Deemed Vested Company RSU” means, with respect to each holder of Company RSUs, such number of Company RSUs equal to 50% of all Company RSUs other than Vested Company RSUs held by such holder as of immediately prior to the Effective Time, as determined on an award-by-award basis in accordance with Section 2.8(c).

(pp)  “DOJ” means the United States Department of Justice or any successor thereto.

(qq) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, separation, termination, retention, employment, individual consulting, change of control, stay bonus, and other similar plan, program, agreement, policy or arrangement that is sponsored, maintained or contributed to or required to be sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any Company Service Provider, other than any plan, program, policy, agreement or arrangement that is required by Law or that is maintained by a Governmental Authority.

(rr) “Environmental Attributes” means any and all existing and future legal and beneficial environmental rights or entitlements that are capable of being measured, verified, calculated or commoditized, including environmental credits, benefits, reductions, tax credits, certificates, offsets, or allowances attributable to or arising out of the operations of the Company or any of its Subsidiaries, whether generated, created, or issued under a private program or under a legislative, regulatory, governmental or quasi-governmental program or scheme of any kind. “Environmental Attributes” include: (i) any Governmental Authority or private cash payment, tradable instrument or similar right, grant or license relating to the production of renewable fuel or electric energy, avoidance of emission of any gas, chemical or other substance to the air, soil, or water, or sequestration of carbon dioxide; (ii) renewable energy credits or renewable energy certificates; (iii) carbon reduction credits, offsets, or allowances; (iv) credits under the California Low Carbon Fuel Standard, Oregon Clean Fuels Program, Washington Clean Fuels Program, or similar low carbon fuel program of any jurisdiction or voluntary crediting organization; and (v) renewable identification numbers issued pursuant to the federal Renewable Fuels Standard.

(ss) “Environmental Law” means any applicable Law relating to pollution, the protection of public health (to the extent related to exposure to Hazardous Substances), natural resources, wildlife or the environment or, to the extent related to exposure to Hazardous Substances, workplace health or safety, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. §§ 9601 et seq. (“CERCLA”), the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. §§ 6901 et seq., the Clean Air Act, as amended, 42 U.S.C. §§ 7401 et seq., the Emergency Planning and Community Right-to-know Act, as amended, 42 U.S.C. §§ 11001 et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. §§ 1251 et seq., the Oil Pollution Act of 1990, 33 U.S.C. §§ 2701 et seq., the Occupational Safety and Health Act of 1970, 29 U.S.C. §§ 651 et seq., and any state or local counterparts.

(tt)  “Environmental Permits” means Governmental Authorizations under Environmental Laws.

(uu)  “ERISA” means the Employee Retirement Income Security Act of 1974.

(vv)  “Exchange Act” means the Securities Exchange Act of 1934.

(ww) “Ex-Im Laws” means any export, import, deemed export, reexport, transfer and retransfer controls, including those contained in the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, the customs, import and export Laws administered by U.S. Customs and Border Protection and the EU Dual-Use Regulation.

(xx)  “FERC” means the Federal Energy Regulatory Commission or any successor thereto.

(yy)  “FPA” means the Federal Power Act of 1935.

(zz)  “FTC” means the United States Federal Trade Commission or any successor thereto.

(aaa)  “GAAP” means generally accepted accounting principles in the United States, consistently applied.

(bbb) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(ccc)  “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(ddd)  “Group” has the meaning as used in Section 13 of the Exchange Act.

(eee) “Hazardous Substance” means any toxic or hazardous material, substance or waste defined or regulated under Environmental Laws due to its dangerous or hazardous properties or characteristics.

(fff)  “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(ggg)  “Indebtedness” means, with respect to any Person, without duplication, (i) (A) all obligations of such Person for borrowed money or (B) all obligations of such Person with respect to deposits or advances of any kind held by such Person from a third party (excluding ordinary course pre-payments by any joint ventures of such Person for equipment); (ii) all obligations of such Person evidenced by bonds, notes or similar instruments; (iii) all capitalized lease obligations of such Person; (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (v) all obligations of such Person owing as the deferred purchase price of any assets or property or earnout or similar payments; (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated as of such time); (vii) reimbursement obligations with respect to letters of credit, bank guarantees, and other similar contractual obligations, to the extent drawn; (viii) all guarantees and arrangements having the economic effect of a guarantee or other forms of credit support (including all “keepwell” arrangements) of such Person of any Indebtedness of any other Person of a type described in clauses (i) through (vii); (ix) all obligations of the type described in clauses (i) through (viii) secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person, including, in each of the foregoing cases, any accrued and unpaid interest, accrued and unpaid commitment or other fees and expenses, prepayment premium or penalties (including “make whole” payments), “breakage” costs and any other amounts owing thereunder or payable in connection with the repayment, redemption or other satisfaction and discharge thereof.

(hhh)  “INGENCO” means Interests of NextGen Power Holdings LLC, a Delaware limited liability company.

(iii)  “Intellectual Property” means any and all intellectual property and proprietary rights arising under the Laws of the United States or any other jurisdiction (whether statutory, common law or otherwise), including any of the following: (i) all United States and foreign patents and applications therefor (“Patents”); (ii) all works of authorship, copyrights, copyright registrations and unregistered copyrights, and applications therefor (“Copyrights”); (iii) trademarks, service marks, trade dress rights and similar designation of origin and rights therein, domain names, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing (“Marks”); and (iv) rights in trade secrets and confidential information, know-how, inventions, discoveries, methods, processes, technical data, specifications, research and development information, technology, algorithms, software, data bases and other proprietary or confidential information, including customer lists.

(jjj) “Intervening Event” means any material change, event, effect, development or circumstance (including any change in probability or magnitude of circumstances) occurring after the date of this Agreement that (i) was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement) and (ii) does not relate to (A) any Acquisition Proposal or any matter relating thereto, (B) any change, in and of itself, in the stock price of the Company and (C) any breach by the Company of this Agreement.

(kkk)  “IRS” means the United States Internal Revenue Service.

(lll) “Knowledge” of (i) the Company, with respect to any matter in question, means the actual knowledge the individuals set forth on Section 1.1(lll)(i) of the Company Disclosure Letter, in each case after reasonable inquiry of the individual’s direct reports who are primarily responsible for such matter, and (ii) the Parent, with respect to any matter in question, means the actual knowledge of the individuals set forth on Section 1.1(lll)(ii), in each case after reasonable inquiry of the individual’s direct reports who are primarily responsible for such matter.

(mmm) “Labor Agreement” means any collective bargaining, labor union, trade union agreement or similar agreement or Contract.

(nnn)  “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, law, act, statute, constitution, common law, Order, Governmental Authorization, ordinance, code, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(ooo) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator or other tribunal.

(ppp) “Mavrix Joint Venture” means the joint venture between Parent and Aria Energy Operating LLC, a Delaware limited liability company formed pursuant to that certain Amended and Restated Limited Liability Company Agreement of Mavrix, LLC, a Delaware limited liability company, dated as of September 30, 2017, as amended from time to time, by and between Parent and Aria Energy Operating LLC for the operation and management of Mavrix, LLC.

(qqq) “Material Contract” means any of the following Contracts (other than Employee Plans) to which the Company or any of its Subsidiaries is or purports to be a party or by which any of them or their respective properties or assets are bound or purport to be bound:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K);

(ii) any Contract, that may not be cancelled without any material penalty, liability or obligation (including any material ongoing liability or obligation) to the Company or its Subsidiaries that are party thereto upon notice of 90 days or less, containing any covenant limiting the right of the Company or any of its Affiliates (or that, on its face, would limit the right of any Parent Entities, in their capacities as Affiliates or direct or indirect equity holders of the Company or any of its Subsidiaries, from and after the Effective Time) to (A) compete or engage in any line of business or geographic area or (B) acquire any product or asset or receive services from any Person or sell any product or asset or perform services for any Person;

(iii)  any Contract, that may not be cancelled without any material penalty, liability or obligation (including any material ongoing liability or obligation) to the Company or its Subsidiaries that are party thereto upon notice of 90 days or less, containing any (A) “most favored nation” or similar provisions, (B) exclusivity provisions or (C) rights of first refusal or first offer;

(iv) any Contract relating to the pending or future disposition or acquisition by the Company or any of its Subsidiaries of (A) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (B) any material assets or properties, except for any Contracts for the purchase or sale of inventory or equipment entered into in the ordinary course of business;

(v)  any Contract relating to any completed disposition or acquisition by the Company or any of its Subsidiaries of (A) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (B) any material assets or properties, in each case (x) entered into or consummated after December 31, 2020 or (y) under which the Company or any of its Subsidiaries has any continuing “earn-out”, “milestone” or other deferred or contingent payment obligations, any potential purchase price adjustment obligations or any potential material indemnification obligations, except for, in all cases, any Contracts for the sale of inventory or equipment entered into in the ordinary course of business;

(vi) any Contract that relates to the creation, governance or control of any joint venture, partnership or similar arrangement;

(vii) any Contract of the Company or any of its Subsidiaries with a counterparty that in the year ended December 31, 2021 was (or in the year ending December 31, 2022 is reasonably expected to be) one of the ten (10) largest sources of revenues for the Company and its Subsidiaries for the applicable year based on amounts paid or payable;

(viii) any Contract of the Company or any of its Subsidiaries with a counterparty that in the year ended December 31, 2021 was (or in the year ending December 31, 2022 is reasonably expected to be) one of the ten (10) largest sources of payment obligations for the Company and its Subsidiaries, based on amounts paid or payable;

(ix) any Contract that involves a (A) revenue or profit sharing or similar agreement under which the Company or any of its Subsidiaries has outstanding commitments or (B) “minimum purchase” requirement, “take or pay,” “ship or pay” or similar obligations, in each case with outstanding commitments in an amount in excess of $5 million, in any calendar year;

(x) any Contract relating to or evidencing (A) any Indebtedness of the Company or any of its Subsidiaries of the type referred to in clauses (i) and (ii) thereof (and clauses (vii) and (viii) thereof to the extent relating to the foregoing), (B) any letters or credit, bank guarantees and other similar instruments (regardless whether drawn or undrawn) issued for the account of the Company or any of its Subsidiaries, (C) any interest rate, currency, swap, derivative or other hedging Contracts; (D) any Liens (other than Permitted Liens) on material assets or properties of the Company or any of its Subsidiaries, (E) any guarantees (or arrangements having the economic effect of a guarantee) or other forms of credit support (including all “keepwell” arrangements) in favor of any Person other the Company or any of its Subsidiaries (or by any Person in favor of the Company or any of its Subsidiaries) relating to obligations in excess of $5 million and (F) any other Indebtedness of the Company and its Subsidiaries in excess of $5 million (excluding intercompany loans solely between the Company and any of its Subsidiaries or between any Subsidiaries of the Company);

(xi) any Contract providing for the Company or any of its Subsidiaries to make any capital contribution in or to any Person (other than a Subsidiary of the Company), or that provides for future expenditures by the Company or any of its Subsidiaries, in each case, of more than $15 million in the aggregate and cannot be terminated on less than (90) days’ notice without any material penalty, liability or obligation (including any ongoing liability or obligation) to the Company or any of its Subsidiaries that are party thereto;

(xii) any Contract involving the settlement, conciliation or similar agreement of any Legal Proceeding or threatened Legal Proceeding (A) with any Governmental Authority or (B) pursuant to which the Company or any of its Subsidiaries that are party thereto has any material outstanding obligation;

(xiii) (A) any Contract relating to the use or licensing of any material Intellectual Property (including any grants of exclusive rights, covenants not to sue, releases and co-existence provisions), except non-exclusive end user license of commercially-available software, or (B) any Contract for the settlement or avoidance of any dispute regarding the ownership, use, validity or enforceability of any material Intellectual Property (including consent-to-use and similar Contracts) with material ongoing obligations of the Company or its Subsidiaries that are party thereto;

(xiv) any Contract under which the Company or any of its Subsidiaries is the lessor of or permits any third party to hold or operate, in each case any tangible property (other than real property), owned or controlled by the Company or its Subsidiaries, except for any Contract under which the aggregate annual rental payments do not exceed $500,000;

(xv) any Contract with any Governmental Authority, other than Contracts entered into in the ordinary course of business;

(xvi) any Contract that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(xvii) any Contract that is material to the Company or its Subsidiaries that are party thereto pursuant to which the Company or any of its Subsidiaries has granted any marketing, sales representative relationship, franchising, consignment, distribution, or other similar right to any third party (including in any geographic area or with respect to any product), that in any case cannot be terminated on less than ninety (90) days’ notice without any penalty, liability or obligation (including any ongoing liability or obligation) to the Company or any of its Subsidiaries;

(xviii)  any Labor Agreement;

(xix) any Contract, that is material to the Company or its Subsidiaries that are party thereto, that provides for the sale, purchase, trade or exchange of any Environmental Attributes;

(xx) any Lease, that is material to the Company or its Subsidiaries that are party thereto, with respect to any Leased Real Property;

(xxi) any Contract, that is material to the Company or its Subsidiaries that are party thereto providing for (A) the offtake of gas or electrical power, (B) rights to purchase, use or acquire landfill or other gas (regardless of whether such gas is renewable), (C) the continuing obligation to provide engineering, procurement and construction or similar services to any Person, (D) the offsite transportation, storage or disposal of any Hazardous Substance or LFG by-products (excluding, for the avoidance of doubt, processed LFG) or (E) the continuing obligation to provide operation, maintenance, management or similar services to any Person; and

(xxii) any Contract providing for (A) third party consulting services or (B) professional services, in either case to the Company or its Subsidiaries involving payments in excess of $1,000,000 over the life of the Contract and that cannot be terminated on less than ninety (90) days’ notice without any material penalty, liability or obligation (including any ongoing liability or obligation) to the Company or any of its Subsidiaries that are party thereto.

(rrr) “MBR Authority” means (i) authorization by FERC pursuant to Section 205 of the FPA to sell electric energy, capacity and/or ancillary services at market-based rates, (ii) acceptance by FERC of a tariff providing for such sales, and (iii) conferral by FERC of such regulatory waivers and blanket authorizations as are customarily granted by FERC to holders of market-based rate authority, including blanket authorization under Section 204 of the FPA to issue securities and assume liabilities.

(sss)  “NGA” means the Natural Gas Act of 1938.

(ttt) “NYSE” means the New York Stock Exchange and any successor stock exchange or inter-dealer quotation system operated by the New York Stock Exchange or any successor thereto.

(uuu)  “OFAC” means the U.S. Department of Treasury Office of Foreign Assets Control.

(vvv) “Opco LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of LFG Acquisition Holdings LLC, dated as of September 15, 2021, as amended by the Opco LLC Agreement Amendment.

(www) “Opco LLC Agreement Amendment” means the First Amendment to the Opco LLC Agreement, executed on the date hereof, by and between the Company, as the managing member of Opco, and the holders of Opco Units parties thereto, including the Unitholder Representative Engagement Letter.

(xxx) “Open Source Software” means any software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft”, “freeware”, “shareware” or public domain software, or under a similar licensing or distribution model (including software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License v3, Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

(yyy)  “Order” means any judgment, injunction, order, writ or decree of any Governmental Authority of competent jurisdiction or any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and the applicable matter.

(zzz)  “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity.

(aaaa)  “Parent Related Parties” means, collectively, (i) the Parent Entities, their Subsidiaries and Affiliates and (ii) the former, current and future equityholders, stockholders, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, and assignees of each of the Parent Entities, its Subsidiaries and Affiliates.

(bbbb) “Parent Termination Fee” means an amount equal to $327,200,000.

(cccc)  “Payoff Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than the Company Indebtedness), if any, of the types set forth in clauses (i)(A) or (ii) of the definition of Indebtedness.

(dddd) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests for amounts that are not yet due or that are being contested in good faith and by appropriate proceedings, arising in the ordinary course of business; (iii) pledges or deposits made in the ordinary course of business to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (iv) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (v) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type), and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current or planned use of the applicable property; (vi) Liens pursuant to any Company Indebtedness; (vii) statutory, common Law or contractual liens (or other encumbrances of any type) incurred in the ordinary course of business securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (viii) matters disclosed by a survey or inspection of the Real Property to the extent such copies of such survey or inspection has been made available to Parent; or (ix) liens (or other encumbrances of any type) that do not materially and adversely affect the use, value or operation of the property or other assets subject thereto.

(eeee) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization, entity or vessel.

(ffff) “Personal Information” means any Company Data that relates to an identified or identifiable individual or household, including name, address, telephone number, email address, username, photograph, government-issued identifier, unique device identifier, or any other data used or intended to be used to identify, contact, or precisely locate an individual.

(gggg) “PJM Tariff” means the Open Access Transmission Tariff of PJM Interconnection, L.L.C. on file with FERC from time to time.

(hhhh) “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

(iiii)  “Principal Stockholders” means the holders of Company Common Stock set forth on Exhibit B.

(jjjj)  “PUHCA” means the Public Utility Holding Company Act of 2005.

(kkkk) “Qualifying Facility” means a “qualifying small power production facility” as defined in Section 3(17)(C) of the FPA, 16 U.S.C. § 796(17)(C), and FERC’s implementing regulations at 18 C.F.R. §§ 292.203(a) and 292.204.

(llll) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) registered Copyrights and applications for Copyright registration; and (iv) domain names.

(mmmm) “Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under any Sanctions (which are, at present, Cuba, Iran, North Korea, Syria, and the Crimea and so-called Donetsk People’s Republic, and Luhansk People’s Republic in Ukraine).

(nnnn) “Sanctioned Person” means any Person that is (i) listed on any U.S. or non-U.S. Sanctions-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List; the EU Consolidated List of Persons, Groups and Entities; HM Treasury’s Consolidated List of Financial Sanctions Targets; or on any other list of targeted Persons issued by the United States, Canada, the United Kingdom, the United Nations or the European Union (or any E.U. member state); (ii) part of a Governmental Authority of a Sanctioned Country; (iii) in the aggregate, 50% or greater owned, directly or indirectly, otherwise controlled by, or acting on behalf of a Person or Persons described in, any of the foregoing; (iv) organized, resident or located in a Sanctioned Country; or (v) otherwise targeted by Sanctions.

(oooo) “Sanctions” means all Laws relating to economic, financial, or other trade-related sanctions, restrictions or embargoes administered or enforced by the United States (including by OFAC, the U.S. Department of State and the U.S. Department of Commerce), Canada, the United Kingdom, the United Nations or its Security Council, the European Union, and any European Union member state, or any other Governmental Authority having jurisdiction over the business of the Company or any of its Subsidiaries.

(pppp) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(qqqq) “Securities Act” means the Securities Act of 1933.

(rrrr)  “Specified JV Agreements” has the meaning set forth on Section 1.1(rrrr) of the Company Disclosure Letter.

(ssss)  “Specified Waiver and Consent” means that certain written waiver and consent dated as of October 16, 2022 provided in connection with the Mergers under the Specified JV Agreements.

(tttt)  “State Commission” has the meaning set forth in 18 C.F.R. § 1.101(k).

(uuuu) “Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

(vvvv) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing 50% or more of such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person.

(wwww)  “Superior Proposal” means any unsolicited written offer for an Acquisition Transaction that did not result from a breach, in any material respect, by the Company of its obligations under Section 5.3, by any Person or Group (other than Parent or any of its Affiliates) that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) (i) would be more favorable to the Company Stockholders than the Mergers from a financial point of view (taking into account all legal, regulatory, financial, timing, financing and other aspects of such proposal that the Company Board (or a committee thereof) considers relevant and any revisions to this Agreement committed to in writing by Parent prior to the time of such determination) and (ii) is reasonably likely to be completed on the terms proposed (taking into account all legal, regulatory, financial, timing, financing and other aspects of such proposal that the Company Board (or a committee thereof) considers relevant). For purposes of the reference to an “Acquisition Transaction” in this definition, (x) all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “70%” calculated excluding any “rollover” of Company Common Stock by existing holders thereof and (y) the reference to “other transaction” in clause (iii) of the definition of “Acquisition Transaction” shall be deemed to exclude joint ventures, recapitalizations, reorganizations, liquidations or dissolutions.

(xxxx) “Tax” means any U.S. federal, state and local and non-U.S. taxes, imports, customs, duties, fees, assessments and similar governmental charges and impositions (including taxes based upon or measured by gross receipts, income, profits, corporations, windfall, capital, capital gains, capital unit, capital stock, premium, production, sales, use, goods and services, privilege, lease service, service use, recapture, license, social security (or similar wage withholding), disability, severance, alternative or add-on minimum, occupation, and value added, ad valorem, transfer, stamp, documentary, registration, utility, communications, environmental, franchise, withholding, payroll, employment, unemployment, worker’s compensation, employee contribution, excise and property taxes) imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon.

(yyyy) “Tax Return” means any return, declaration, report, statement, or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(zzzz) “Transaction Litigation” means any Legal Proceeding or investigation by any Governmental Authority commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective current or former directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates (and/or their respective current or former directors and/or executive officers), in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings solely among the Parties related to this Agreement.

(aaaaa) “Transaction Tax Deductions” means, without duplication, the aggregate amount of income Tax deductions permitted under applicable Tax Law with respect to, in each case to the extent incurred or paid by Opco or any of its Subsidiaries (i) all fees, expenses and interest (including amounts treated as interest for income Tax purposes), original issue discount, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments incurred in respect of the liabilities under the Company Credit Agreements and (ii) all fees and expenses (including any amounts payable in respect of Vested Company RSUs, Deemed Vested Company RSUs, Vested Company PSUs and Deemed Vested Company PSUs) in connection with the transactions contemplated by this Agreement. With respect to amounts that constitute success-based fees, Parent shall cause the Company, Opco and its Subsidiaries to make an election under Revenue Procedure 2011-29 to treat seventy percent (70%) of such fees as deductible for all purposes hereunder.

(bbbbb) “Transactions” means the Mergers and the other transactions contemplated by this Agreement, the Warrant Agreement Amendment and the Opco LLC Agreement Amendment.

(ccccc) “Treasury Regulations” means the regulations promulgated under the Code.

(ddddd) “Unitholder Representative Engagement Letter” means the Unitholder Representative Engagement Letter dated as of October 16, 2022 and effective as of the Closing, attached as an exhibit to the Opco LLC Agreement Amendment and providing for the appointment of a “Unitholder Representative” for purposes of Section 6.17 of this Agreement.

(eeeee) “Unvested Company PSU” means each Company PSU other than a Vested Company PSU and a Deemed Vested Company PSU.

(fffff) “Unvested Company RSU” means each Company RSU other than a Vested Company RSU and a Deemed Vested Company RSU.

(ggggg)  “Vested Company PSU” means each Company PSU that is vested as of immediately prior to the Effective Time.

(hhhhh)  “Vested Company RSU” means (i) each Company RSU that is vested as of immediately prior to the Effective Time and (ii) each Company RSU that is held by a non-employee director of the Company immediately prior to the Effective Time.

(iiiii)  “Warrant Agreement Amendment” means the amendment of the Company Warrant Agreement, entered into on or prior to the date of this Agreement, among certain holders of the Company Warrants and certain parties to the Company Warrant Agreement providing, among other things, for the redemption of all the Company Warrants immediately following the Opco Merger Effective Time.

(jjjjj)  “Willful and Material Breach” means a material breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would cause or constitute or would reasonably be expected to cause or constitute a material breach of this Agreement.

1.2  Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acquisition Proposal Notice Period	Section 5.3(d)(ii)(2)
Agreement	Preamble
Allocation Statement	Section 6.17(f)
Alternative Acquisition Agreement	Section 5.3(a)
Annual Bonus	Section 6.10(e)
Book-Entry Equity Interests	Section 2.9(c)
Capex and Opex Budget	Section 5.2(m)
Capitalization Date	Section 3.6(a)
Certificates	Section 2.9(c)
Certificates of Merger	Section 2.2(b)
Chosen Courts	Section 9.10(a)
Closing	Section 2.3
Closing Date	Section 2.3
Company	Preamble
Company Board Recommendation	Section 3.3(a)
Company Board Recommendation Change	Section 5.3(c)(i)
Company Certificate of Merger	Section 2.2(a)
Company Disclosure Letter	Article III
Company Entities	Preamble
Company Incentive Plan	Section 6.10(e)
Company Merger	Recitals
Company SEC Documents	Article III
Company Securities	Section 3.6(d)
Company Stockholder Meeting	Section 6.4(a)
Confidentiality Agreement	Section 9.4
Continuation Period	Section 6.10(c)
Contractually Indemnified Person	Section 6.9(a)
Contractually Indemnified Persons	Section 6.9(a)
Deferred Cash PSU Award	Section 2.8(b)(ii)
Deferred Cash RSU Award	Section 2.8(a)(ii)
DGCL	Recitals
Dissenting Company Shares	Section 2.7(d)
DLLCA	Recitals
Effective Time	Section 2.2(a)
Electronic Delivery	Section 9.14
Enforceability Exceptions	Section 3.2(d)
Equity Award Consideration	Section 2.8(b)(i)
Financial Statements	Section 3.9(a)
Indemnified Person	Section 6.9(b)
INGENCO Financial Statements	Section 3.9(b)
Intervening Event Notice Period	Section 5.3(d)(i)(1)

Lease	Section 3.13(a)
Leased Real Property	Section 3.13(a)
Legal Restraint	Section 7.1(d)
Liens	Section 3.7(b)
Maximum Premium	Section 6.9(c)
Merger Sub	Preamble
Mergers	Recitals
New Plan	Section 6.10(d)
Old Plan	Section 6.10(d)
Opco	Preamble
Opco Certificate of Merger	Section 2.2(b)
Opco Merger	Recitals
Opco Merger Effective Time	Section 2.2(b)
Opco Merger Sub	Preamble
Opco Units	Recitals
Other Indemnified Persons	Section 6.9(e)
Other Required Company Filing	Section 6.3(b)
Owned Company Shares	Section 2.7(a)(iii)
Owned Opco Units	Section 2.7(b)(ii)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Entities	Preamble
Parent Material Adverse Effect	Section 7.3(a)
Party	Preamble
Pass-Through Income Tax Return	Section 6.17(b)
Payment	Section 8.3(f)
Payment Agent	Section 2.9(a)
Payment Fund	Section 2.9(b)
payor	Section 8.3(f)
Per Share Price	Section 2.7(a)(ii)
Proxy Statement	Section 6.3(a)
Qualifying Termination	Section 6.10(e)
Real Property	Section 3.13(a)
recipient	Section 8.3(f)
Representatives	Section 5.3(a)
Requisite Stockholder Approval	Section 3.3(d)
RSU Consideration	Section 2.8(a)(i)
Sarbanes-Oxley Act	Section 3.8
SEC Reports	Section 3.8
Securityholder Rights Agreements	Section 3.6(e)
Specified Group	Section 5.3(e)
Specified Materials	Section 5.3(e)
Specified Opco Holders	Section 2.7(b)(i)
Surviving Corporation	Section 2.1(a)
Surviving Entities	Section 2.1(b)
Surviving Opco	Section 2.1(b)
Tax Audit	Section 6.18(d)
Termination Date	Section 8.1(c)
Trade Controls	Section 3.23(b)
Unitholder Representative	Section 6.17(a)
Voting Agreements	Recitals
WARN Act	Section 3.18(d)
Welfare Plan	Section 3.17(e)

1.3  Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “or” is not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws, and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j) Unless the context otherwise requires, references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(k) All accounting terms used herein will be interpreted in accordance with GAAP.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date in the following month or year exists, then the end date of such period being measured will be the immediately next date in the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(n) References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(o) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(p) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at www.intralinks.com or delivered via email to Parent (and receipt of which has been specifically acknowledged in writing by Parent or its Representatives), in each case, at least one Business Day prior to the execution and delivery of this Agreement.

(q) All references to time shall refer to New York City time unless otherwise specified.

(r) Any requirement for written consent under this Agreement will be deemed to require that such written consent be provided in advance of taking the applicable action in respect of which consent is required.

Article II
THE MERGER

2.1  The Mergers.

(a)  Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (i) Merger Sub will be merged with and into the Company; (ii) the separate corporate existence of Merger Sub will thereupon cease; and (iii) the Company will continue as the surviving corporation of the Company Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Company Merger, is sometimes referred to herein as the “Surviving Corporation.”

(b)  Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DLLCA, on the Closing Date, (i) Opco Merger Sub will be merged with and into Opco, (ii) the separate existence of Opco Merger Sub will thereupon cease; and (iii) Opco will continue as the surviving entity of the Opco Merger and as a wholly owned Subsidiary of Parent. Opco, as the surviving entity of the Opco Merger, is sometimes referred to herein as the “Surviving Opco” and, together with the Surviving Corporation, the “Surviving Entities.”

2.2 The Effective Times. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date:

(a) Parent, Merger Sub and the Company shall cause the Company Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Company Certificate of Merger, being referred to herein as the “Effective Time”); and

(b) Parent, Opco Merger Sub, the Company and Opco shall cause the Opco Merger to be consummated pursuant to the DLLCA by filing a certificate of merger in customary form and substance (the “Opco Certificate of Merger” and, together with the Company Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by the Parties and specified in the Opco Certificate of Merger, being referred to herein as the “Opco Merger Effective Time”). The Parties shall cause the Opco Merger Effective Time to occur immediately following the Effective Time.

2.3  The Closing. The consummation of the Mergers shall take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4  Effect of the Mergers.

(a)  At the Effective Time, the effect of the Company Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (i) of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; and (ii) debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Opco Merger Effective Time, the effect of the Opco Merger shall be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Opco Merger Effective Time all (i) of the property, rights, privileges, powers and franchises of Opco and Opco Merger Sub shall vest in the Surviving Opco; and (ii) debts, liabilities and duties of Opco and Opco Merger Sub shall become the debts, liabilities and duties of the Surviving Opco.

2.5  Organizational Documents.

(a) Company Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.9(a)).

(b) Company Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.9(a)).

(c) Opco Certificate of Formation. At the Opco Merger Effective Time, the certificate of formation of Opco Merger Sub as in effect immediately prior to the Opco Merger Effective Time shall become the certificate of formation of the Surviving Opco, except that all references to Opco Merger Sub shall be automatically amended and shall become references to the Surviving Opco, until thereafter amended as provided by the DLLCA, such certificate of formation and the limited liability company agreement (subject to Section 6.9(a)).

(d) Opco Limited Liability Company Agreement. At the Opco Merger Effective Time, the limited liability company agreement of Opco Merger Sub as in effect immediately prior to the Opco Merger Effective Time shall become the limited liability company agreement of the Surviving Opco, with such changes thereto (in all cases subject to Section 6.9(a)) as Parent determines to be necessary to provide that (i) all references to Opco Merger Sub shall become references to the Surviving Opco, (ii) the limited liability company interests in Surviving Opco shall be held as provided in Section 2.7(b), and any related changes that Parent desires to implement, until thereafter amended as provided by the DLLCA, the certificate of formation and such limited liability company agreement (subject to Section 6.9(a)).

2.6  Directors and Officers. The Company Entities shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law. Without limiting the foregoing, prior to the Closing Date, the Company shall use reasonable best efforts to obtain and deliver to Parent customary resignation letters (in a form and substance reasonably satisfactory to Parent) of each director of the Company as of immediately prior to the Effective Time (in each case to be conditioned upon and effective as of the Closing).

2.7  Effects on Company Capital Stock and Opco Units.

(a) Company Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Company Merger and without any action on the part of the Parties or the holders of any of the securities described in this Section 2.7(a), the following will occur:

(i) each share of common stock, par value $1.00 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii) each share of Company Class A Common Stock that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $26.00, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.12);

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by Parent or any of its Subsidiaries (including Merger Sub and Opco Merger Sub), in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

(iv) each share of Company Class B Common Stock will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Opco Units. Upon the terms and subject to the conditions set forth in this Agreement, at the Opco Merger Effective Time, by virtue of the Opco Merger and without any action on the part of the Parties or the holders of any of the securities described in this Section 2.7(b), the following will occur:

(i) each Opco Unit held by a holder other than the Company or any of its Subsidiaries (such holders, the “Specified Opco Holders”) issued and outstanding as of immediately prior to the Opco Merger Effective Time will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to the Per Share Price, in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.12);

(ii) each Opco Unit held by the Company or any of its Subsidiaries immediately prior to the Opco Merger Effective Time (“Owned Opco Units”) shall become an equivalent number of limited liability company interests of the Surviving Opco held by the Surviving Entity; and

(iii) all of the limited liability company interests of Opco Merger Sub will automatically be cancelled, extinguished and converted into limited liability company interests of Surviving Opco, such that the aggregate number of limited liability company interests of Surviving Opco to be held by Parent immediately following the Opco Merger Effective Time shall represent the same percentage of the outstanding limited liability company interests of Surviving Opco immediately following the Opco Merger Effective Time as the percentage of Opco Units held by the Specified Opco Holders immediately prior to the Opco Merger Effective Time.

(c) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock, or any analogous change to the Opco Units, occurring on or after the date of this Agreement and prior to the Effective Time. Nothing in this Section 2.7(c) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(d)  Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by holders of such Company Common Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Company Common Stock held by any such holder (the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Per Share Price and the Surviving Corporation shall remain liable for payment of the Per Share Price for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of Company Common Stock, any withdrawals of any such demands and any other notices or documents served pursuant to Section 262 of the DGCL and received by the Company and (ii) the opportunity to participate in, control and direct all negotiations and Legal Proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands or agree to do any of the foregoing.

2.8 Company Equity Awards. Except as otherwise agreed by Parent and an individual holder of a Company RSU or Company PSU, as applicable:

(a)  Company RSUs.

(i) At the Effective Time, each Vested Company RSU and each Deemed Vested Company RSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of the Parties or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Class A Common Stock subject to such Company RSU as of immediately prior to the Effective Time (the “Vested RSU Consideration”).

(ii) At the Effective Time, each Unvested Company RSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of the Parties or the holder thereof, be cancelled and converted into an award representing a right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Class A Common Stock subject to such Company RSU as of immediately prior to the Effective Time (the “Deferred Cash RSU Award”). From and after the Effective Time, the Deferred Cash RSU Award will be subject to the same service-based vesting schedule and substantially the same other terms and conditions as applicable to the Unvested Company RSU to which it relates as of immediately prior to the Effective Time; provided that the Deferred Cash RSU Award will (x) continue to vest based solely on continued service with Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries), (y) to the extent not yet fully vested by the first anniversary of the Closing Date in accordance with its service-based vesting schedule, will become fully vested on such date, subject to the holder’s continued service with Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries) through such date (except as set forth in Section 2.8 of the Company Disclosure Letter) and (z) be settled in cash.

(b) Company PSUs.

(i) At the Effective Time, each Vested Company PSU and Deemed Vested Company PSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of the Parties or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Class A Common Stock subject to such Company PSU as of immediately prior to the Effective Time (together with the Vested RSU Consideration, the “Equity Award Consideration”); provided, that to the extent any Deemed Vested Company PSU remains outstanding and subject to such performance vesting conditions as of immediately prior to the Effective Time, the performance metrics applicable to such Deemed Vested Company PSU will be deemed achieved at maximum performance effective as of the Effective Time, without any pro-ration.

(ii) At the Effective Time, each Unvested Company PSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of the Parties or the holder thereof, be cancelled and converted into an award representing a right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Class A Common Stock subject to such Company PSU as of immediately prior to the Effective Time (the “Deferred Cash PSU Award”); provided, that to the extent any Unvested Company PSU remains outstanding and subject to performance vesting conditions as of immediately prior to the Effective Time, the performance metrics applicable to such Unvested Company PSU will be deemed achieved at maximum performance effective as of the Effective Time, without any proration. From and after the Effective Time, the Deferred Cash PSU Award will be subject to the same service-based vesting schedule and substantially the same other terms and conditions applicable to the Unvested Company PSU to which it relates as of immediately prior to the Effective Time; provided that each Deferred Cash PSU Award will (x) continue to vest based solely on continued service with Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries), (y) to the extent not yet fully vested by the first anniversary of the Closing Date in accordance with its service-based vesting schedule, will become fully vested on such date, subject to the holder’s continued service with Parent or its Affiliates (including the Surviving Corporation and its Subsidiaries) through such date (except as set forth in Section 2.8 of the Company Disclosure Letter) and (z) be settled in cash.

(c) Order of Acceleration. The determination of which Company RSUs and Company PSUs held by an individual holder (each, an “Equity Award Holder” and collectively, the “Equity Award Holders”) that will be converted into Deemed Vested Company RSUs and Deemed Vested Company PSUs, respectively, shall be based on the relative vesting dates of such Company RSUs and Company PSUs held by such Equity Award Holder, such that Company RSUs and Company PSUs that would have vested closest in time following the Effective Time based on the vesting schedules as of immediately prior to the Effective Time will convert to Deemed Vested Company RSUs and Deemed Vested Company PSUs first until the requisite percentage is achieved. For the avoidance of doubt, the Deferred Cash RSU Award or Deferred Cash PSU Award, as applicable, that an Equity Award Holder receives upon conversion of such Equity Award Holder’s Company RSUs and Company PSUs shall represent those Company RSUs and Company PSUs with the longest remaining vesting periods as of immediately prior to the Effective Time.

(d) Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Equity Award Consideration owed to all Equity Award Holders. As promptly as reasonably practicable, but in any event no later than the end of the first regular payroll period commencing after the Closing Date, the Equity Award Holders will be paid by the Company or the Surviving Corporation, through its payroll system, payroll provider or accounts payable, as applicable, all amounts required to be paid to such holders in respect of Vested Company RSUs, Deemed Vested Company RSUs, Vested Company PSUs and Deemed Vested Company PSUs, in each case, that are cancelled and converted into the Equity Award Consideration pursuant to Section 2.8(a)(i) or Section 2.8(b)(i), less any required withholding pursuant to Section 2.13.

(e) Further Actions. Prior to the Effective Time, the Company or the Company Board (or the appropriate committee thereof), as applicable, shall take all action necessary to effect the cancellation and conversion of Company RSUs and Company PSUs and otherwise to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). The provisions of any Employee Plan or Contract providing for the issuance or grant of any other interest in respect of Company Common Stock or any other capital stock of the Company or its Subsidiaries shall be cancelled as of the Effective Time.

2.9  Payment of Merger Consideration.

(a) Payment Agent. Prior to the Closing, Parent shall (i) appoint a nationally recognized bank or trust company selected by Parent (reasonably acceptable to the Company) to act as the payment agent for the Mergers (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock and Opco Units pursuant to Section 2.7, an amount of cash sufficient to pay the aggregate consideration to which such holders of Company Common Stock or Opco Units become entitled pursuant to Section 2.7(a) and Section 2.7(b). Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of, or fully guaranteed by, the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7(a) and Section 2.7(b); or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7(a) and Section 2.7(b) for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7(a) and Section 2.7(b). Any income from investment of the Payment Fund shall be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock and Opco Units as contemplated by Section 2.7(a) or Section 2.7(b).

(c) Payment Procedures. Promptly following the Closing Date (and in any event within three Business Days after the Closing Date), the Parent Entities shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time or Opco Merger Effective Time, as applicable (other than Dissenting Company Shares, Owned Company Shares or Owned Opco Units), of one or more certificates that immediately prior to the Effective Time or Opco Merger Effective Time, as applicable, represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares) or Opco Units (other than Owned Opco Units) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which shall specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock or Opco Units formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor the consideration payable pursuant to Section 2.7, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no holder of book-entry shares of Company Common Stock or holder of book-entry Opco Units (the “Book-Entry Equity Interests”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect of such Book-Entry Equity Interests and the Payment Agent shall not be required to mail such holders a letter of transmittal. Exchange of Book-Entry Equity Interests shall be effected in accordance with the Payment Agent’s customary procedures with respect to securities represented by book-entry. No interest shall be paid or accrued for the benefit of holders of the Certificates and Book-Entry Equity Interests on the Per Share Price payable upon the surrender of such Certificates and exchange of Book-Entry Equity Interests pursuant to this Section 2.9(c). Until so surrendered or exchanged, outstanding Certificates and Book-Entry Equity Interests shall be deemed from and after the Effective Time to evidence only the right to receive the consideration payable in respect thereof pursuant to Section 2.7.

(d) Transfers of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Book-Entry Equity Interests in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Book-Entry Equity Interest surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(e)  No Liability. Subject to applicable Law, none of the Payment Agent, Parent, the Surviving Entities or any other Party shall be liable to a holder of shares of Company Common Stock or Opco Units for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)  Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Equity Interests on the date that is one year after the Effective Time shall be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock or Opco Units that were issued and outstanding immediately prior to the Mergers who have not theretofore surrendered or transferred their Certificates or Book-Entry Equity Interests representing such shares of Company Common Stock or Opco Units for exchange pursuant to this Section 2.9 shall thereafter look for payment of the consideration payable in respect of the shares of Company Common Stock or Opco Units represented by such Certificates or Book-Entry Equity Interests solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the consideration to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Book-Entry Equity Interests five years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(g)  Preparation of Funds Flow. In advance of the Closing, the Parties will cooperate in preparing a funds flow memorandum that documents the payments to be made in connection with the Closing (including in respect of any shares of Company Common Stock, Opco Units, Company Warrants or Company Indebtedness, and payments of expenses to made in connection with the Closing).

2.10  No Further Ownership Rights in Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Equity Interests are presented to the Surviving Corporation for any reason, they shall (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11  No Further Ownership Rights in Opco Units. From and after the Opco Merger Effective Time, there shall be no further registration of transfers on the records of the Surviving Opco of Opco Units that were issued and outstanding immediately prior to the Opco Merger Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, transfers effected prior to the Opco Merger Effective Time in accordance with the Organizational Documents of Opco. If, after the Effective Time, Certificates or Book-Entry Equity Interests are presented to the Surviving Opco for any reason, they shall (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.12  Lost, Stolen or Destroyed Certificates. If any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the consideration payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13 Required Withholding. Each of the Payment Agent, the Parties, and the Surviving Entities (without duplication) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of applicable Taxes. The Parent Entities shall, upon becoming aware of any required deduction or withholding (other than (a) withholding because of the compensatory nature of the applicable payment, (b) U.S. backup withholding or (c) withholding under Section 1445(a) or Section 1446(f) of the Code), use reasonable best efforts to provide notice to the Company of any such deduction or withholding and use reasonable best efforts to cooperate with the Company to minimize or eliminate such deduction or withholding to the extent permitted by Law; provided that for purposes of such deduction or withholding, the Parties acknowledge that (i) the Payment Agent is generally intended to act as withholding agent with respect to non-compensatory payments hereunder, (ii) with respect to any payments to be made by the Payment Agent, the Parent Entities shall have no obligation of independent inquiry with respect to whether any withholding or deduction is required and (iii) with respect to any payments to be made by the Payment Agent, the Parent Entities shall only be required to provide notice with respect to any anticipated withholding or deduction to the extent they receive notice of the same from the Payment Agent. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.14  Treatment of Company Warrants. The Company Warrants shall be redeemed for cash immediately following the Opco Merger Effective Time in accordance with the terms of Section 4.4 of the Company Warrant Agreement and the Warrant Agreement Amendment. Holders of such Company Warrants shall be entitled to receive, following the Opco Merger Effective Time, the net cash consideration described in the Warrant Agreement Amendment. The issuer of the Company Warrants shall pay such cash consideration to the holders of the Company Warrants through the Payment Agent and the Payment Fund shall have sufficient cash to cover such payments in addition to the payments required by Sections 2.7(a) and 2.7(b).

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY ENTITIES

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC and publicly available at least one Business Day prior to the date of this Agreement (the “Company SEC Documents”) (other than any disclosures contained in such Company SEC Documents (i) in the “Risk Factors” sections, (ii) in the “Forward-Looking Statements” sections or (iii) that are predictive or forward looking in nature, in each case except to the extent such disclosures were statements of historical fact at the time made); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to the Parent Entities on the date of this Agreement (the “Company Disclosure Letter”), the Company Entities hereby represent and warrant to the Parent Entities as follows:

3.1  Organization; Good Standing. Each Company Entity is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each Company Entity has the requisite corporate or other power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority has not had, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Entity is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True, complete and correct copies of the Organizational Documents of the Company Entities and the Company Warrant Agreement as in effect on the date hereof and the Opco LLC Agreement Amendment (including the Unitholder Representative Engagement Letter) have been made available by the Company to Parent or are included in the Company SEC Documents. The Organizational Documents of the Company Entities and the Company Warrant Agreement are in full force and effect and the Company Entities are not in violation thereof. Each Company Warrant, if certificated, is or would be represented by a warrant certificate in the form attached as exhibit to the Company Warrant Agreement.

3.2  Power; Enforceability.

(a)  Each Company Entity has the requisite corporate or limited liability company power and authority to (a) execute and deliver this Agreement and the Warrant Agreement Amendment; (b) perform its obligations hereunder and thereunder; and (c) (i) subject (in the case of the Company and the Company Merger) to receiving the Requisite Stockholder Approval, consummate the Mergers and (ii) consummate the transactions contemplated by the Warrant Agreement Amendment. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Company Merger and Transactions have been duly authorized and approved by the Company Board, and except for obtaining the Requisite Stockholder Approval and filing of the Company Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company (including any governing body or stockholder of the Company) is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations, the consummation of the Company Merger and the Transactions.

(b)  The execution and delivery of this Agreement by Opco, the performance by Opco of its covenants and obligations hereunder, and the consummation of the Opco Merger and the Transactions, have been duly authorized and approved by the Company as its managing member and holder of majority of the Opco Units, and except for the filing of the Opco Certificate of Merger with the Secretary of State of the State of Delaware, no other limited liability company action on the part of Opco (including any member or securityholder of Opco) is necessary to authorize the execution and delivery by Opco of this Agreement, the performance by Opco of its covenants and obligations and the consummation of the Opco Merger and the Transactions.

(c)  The execution and delivery of the Warrant Agreement Amendment by each Company Entity, the performance by each Company Entity of its covenants and obligations thereunder, and the consummation of the transactions contemplated by the Warrant Agreement Amendment have been duly authorized and approved by the Company Board and no other corporate action on the part of any Company Entity (including any governing body or stockholder of any Company Entity) and, except for the written consent of the holders of the Company Warrants required pursuant to the terms of the Company Warrant Agreement for the execution of the Warrant Agreement Amendment, which written consent has been obtained prior to the execution of this Agreement, no other consent or approval of any holder of the Company Warrants is necessary to authorize the execution and delivery of the Warrant Agreement Amendment by the parties thereto, the performance by the Company Entities of their covenants and obligations thereunder and the consummation of the transactions contemplated thereby.

(d)  Each of this Agreement and the Warrant Agreement Amendment has been duly executed and delivered by each Company Entity and, assuming the due authorization, execution and delivery by the Parent Entities, constitutes a legal, valid and binding obligation of the Company Entities, enforceable against the Company Entities in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

(e)  Each Company Entity has the requisite corporate or limited liability company power and authority to (a) execute and deliver the Opco LLC Agreement Amendment and the Unitholder Representative Engagement Letter, as applicable; (b) perform its obligations thereunder; and (c) consummate the transactions contemplated by the Opco LLC Agreement Amendment and the Unitholder Representative Engagement Letter, as applicable. The execution and delivery of the Opco LLC Agreement Amendment and the Unitholder Representative Engagement Letter by the Company, as the managing member of Opco, and the amendments to the Opco LLC Agreement and the appointment of the Unitholder Representative set forth therein, have been duly authorized and approved by the Company Board and no other corporate action on the part of any Company Entity (including any governing body or equityholder of any Company Entity) and, except for the written consent of the holders of the Opco Units required pursuant to the terms of the Opco LLC Agreement for the execution of the Opco LLC Agreement Amendment, which written consent has been obtained prior to the execution of this Agreement, no other consent or approval of any holder of Opco Units is necessary to authorize (i) the execution and delivery of the Opco LLC Agreement Amendment or the Unitholder Representative Engagement Letter or (ii) effectiveness of the amendments to the Opco LLC Agreement set forth therein (which will become effective five (5) Business Days after written notice is provided to the holders of Opco Units that the requisite consent for such amendments has been obtained, which written notice will be provided by the Company within two (2) Business Days following the date hereof) and the Unitholder Representative Engagement Letter (which will become effective without any further action by any Person on the Closing Date).

3.3  Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)  Company Board Approval. At a meeting duly called and held prior to the execution of this Agreement, the Voting Agreements, the Warrant Agreement Amendment, the Opco LLC Agreement Amendment and the Unitholder Representative Engagement Letter, the Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Transactions upon the terms and subject to the conditions set forth herein and the Voting Agreements, the Warrant Agreement Amendment, the Opco LLC Agreement Amendment and the Unitholder Representative Engagement Letter; (ii) approved the execution and delivery of this Agreement by the Company Entities, the performance by the Company Entities of their covenants and other obligations hereunder, and the consummation of the Transactions upon the terms and conditions set forth herein and in the Voting Agreements, the Warrant Agreement Amendment, the Opco LLC Agreement Amendment and the Unitholder Representative Engagement Letter; (iii) determined that the Voting Agreements and the Warrant Agreement Amendment are advisable and in the best interests of the Company and its stockholders and approved the Voting Agreements and Warrant Agreement Amendment so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Laws are not applicable to this Agreement; (iv) approved the Opco LLC Agreement Amendment and the Unitholder Representative Engagement Letter; (v) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (vi) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof (collectively, the “Company Board Recommendation”) and approved the inclusion of the Company Board Recommendation in the Proxy Statement, which Company Board Recommendation, except in accordance with Section 5.3, has not been withdrawn, rescinded or modified in any way as of the date hereof.

(b)  Fairness Opinion. The Company Board has received from BofA Securities, Inc., an opinion in writing or orally, in which case, such opinion has been or will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various assumptions and limitations set forth therein, the Per Share Price to be received in the Company Merger by the holders of Company Class A Common Stock (other than Owned Company Shares) is fair, from a financial point of view, to such holders. The Company shall provide to Parent, solely for informational purposes, a copy of such written opinion following the execution and delivery of this Agreement.

(c)  Anti-Takeover Laws. Assuming the accuracy of the representations of the Parent Entities set forth in Section 4.6 (disregarding the word “to the Knowledge of Parent” appearing therein), the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to any of the Mergers, the Warrant Agreement Amendment, the Voting Agreements or any of the transactions contemplated by this Agreement, the Warrant Agreement Amendment or the Voting Agreements.

(d)  Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon, voting together as a single class, at the Company Stockholder Meeting (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company’s capital stock necessary to adopt this Agreement and consummate the Transactions. The adoption and approval of this Agreement by the Company, as the managing member of Opco and holder of a majority of Opco Units, has occurred as of the date hereof and is the only vote or approval of any holders of any securities, or of any governing body, of Opco that is necessary to adopt this Agreement and consummate the Transactions.

3.4  Non-Contravention. The execution and delivery of this Agreement by the Company Entities, the performance by the Company Entities of their respective obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Charter, Bylaws or Opco LLC Agreement, as applicable; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination, modification or acceleration pursuant to any Contract to which the Company or any of its Subsidiaries is a party or by which any of the properties or assets of the Company or any of its Subsidiaries is bound; (c) do not, assuming the Governmental Authorizations referred to in clauses (i) through (v) of Section 3.5 are obtained and, in the case of the consummation of the Company Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries; and (d) will not result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, modifications, accelerations or Liens that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5  Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company Entities in connection with: (a) the execution and delivery of this Agreement by the Company Entities; (b) the performance by the Company Entities of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company Entities, except for (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the NYSE; (iv) compliance with any applicable requirements of the HSR Act; (v) receipt of authorization from FERC pursuant to Section 203 of the FPA; and (vi) such other Governmental Authorizations the failure of which to obtain has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6  Company Capitalization.

(a)  Equity Interests. The authorized capital stock of the Company consists of (i) 900,000,000 shares of Company Class A Common Stock; (ii) 190,000,000 shares of Company Class B Common Stock; and (iii) 10,000,000 shares of Company Preferred Stock. As of 6:00 p.m., New York City time, on October 13, 2022 (such time and date, the “Capitalization Date”), (A) 81,589,127 shares of Company Class A Common Stock were issued and outstanding; (B) 39,052,668 shares of Company Class B Common Stock were issued and outstanding; (C) no shares of Company Preferred Stock were issued and outstanding; (D) no shares of Company Common Stock were held by the Company as treasury shares; (E) 81,589,127 Opco Units held by the Company were issued and outstanding; (F) 39,052,668 Opco Units held by holders other than the Company and exchangeable for, together with shares of Company Class B Common Stock, a corresponding number of shares of Company Class A Common Stock pursuant to the Opco LLC Agreement were issued and outstanding; and (G) 5,135,064 Company Warrants were issued and outstanding (which, as of the Capitalization Date, were exercisable for 5,135,064 shares of Company Class A Common Stock at an exercise price of $11.50 per share). All issued and outstanding shares of Company Common Stock and Opco Units are, and all such shares of Company Common Stock or Opco Units that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive or similar rights. All issued and outstanding Company Warrants are duly authorized and validly and legally binding obligations of the Company enforceable against the Company in accordance with its terms. No Subsidiary of the Company owns any shares of capital stock or other securities of the Company, and no Subsidiary of Opco owns any Opco Units.

(b)  Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 17,273,016 shares of Company Class A Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were (i) 978,648 shares of Company Class A Common Stock subject to outstanding Company RSUs; and (ii) 705,540 shares of Company Class A Common Stock subject to outstanding Company PSUs (assuming achievement of maximum levels of performance). From the Capitalization Date to the date of this Agreement, (1) the Company has not issued or granted any shares of Company Preferred Stock or Company Common Stock, any Company Warrants or any Company RSUs or Company PSUs, other than Company Common Stock (A) pursuant to the vesting and settlement of Company RSUs or Company PSUs, in each case, which were granted prior to the date of this Agreement and disclosed in the prior sentence, (B) in exchange for Opco Units outstanding as of the Capitalization Date and disclosed in Section 3.06(a) pursuant to the terms of the Opco LLC Agreement or (C) pursuant to the exercise of Company Warrants outstanding as of the Capitalization Date and disclosed in Section 3.06(a) in accordance with their terms and (2) OpCo has not issued or granted any Opco Units.

(c)  Company Equity Awards. Section 3.6(c) of the Company Disclosure Letter sets forth a true, correct and complete list, of each Company Equity Award outstanding as of the Capitalization Date, including for each Company Equity Award: (i) the Company Stock Plan pursuant to which such Company Equity Award was granted; (ii) the name of the holder of such Company Equity Award; (iii) the number of shares of Company Class A Common Stock subject to such Company Equity Award (including, for Company PSUs, both the target and the maximum number of shares of Company Class A Common Stock); (iv) the date on which such Company Equity Award was granted; (v) the applicable vesting schedule (including the terms of any acceleration rights thereof); (vi) whether such Company RSU or Company PSU is subject to Section 409A of the Code and the Treasury Regulations and guidance thereunder; and (vii) the dates on which shares of Company Class A Common Stock are scheduled to be delivered, if different from the applicable vesting schedule.

(d)  Company Securities. Except as set forth in (x) Sections 3.6(a) and (b) and (y) Section 3.6(c) of the Company Disclosure Letter, (i) as of the date of this Agreement, there are no issued and outstanding shares of capital stock or units, as applicable, of, or other equity or voting interest in, any Company Entity other than those which have become outstanding after the Capitalization Date and which (A) were reserved for issuance as of the Capitalization Date as set forth in Section 3.6(b), (B) were issued in exchange for Opco Units outstanding as of the Capitalization Date pursuant to the terms of the Opco LLC Agreement or (C) were issued upon the exercise of any Company Warrant outstanding as of the Capitalization Date; and (ii) except as set forth in Sections 3.6(a) and (b), there are no outstanding (A) options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company or any of its Subsidiaries to (1) issue, transfer or sell any shares of capital stock or other equity interests or voting interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary thereof) or (2) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries or (B) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the securities referred to in any of clauses (i) and (ii), collectively, the “Company Securities”).

(e)  Other Rights. There are no (i) stockholders’ agreements, voting trusts, proxies or similar Contracts, arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to any Company Securities or any other Contracts, arrangements or understandings relating to the disposition, voting of, or dividends with respect to any Company Securities; or (ii) Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any Company Securities, (B) granting any preemptive rights, anti-dilutive rights, registration rights or rights of first refusal or other similar rights with respect to any Company Securities, (C) requiring the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or (D) obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities ((i) and (ii), collectively, “Securityholder Rights Agreements”). There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock or Opco Units. The Company does not have a shareholder rights plan in effect or outstanding bonds, debentures, notes or similar obligations which provide the holder thereof the right to vote with the holders of Company Common Stock on any matter.

3.7  Subsidiaries.

(a)  Section 3.7(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Subsidiaries of the Company, together with the jurisdiction of organization of each Subsidiary of the Company and the percentage of the outstanding share capital or other equity interests of each Subsidiary of the Company owned by the Company and each other Subsidiary of the Company, in each case, as of the date of this Agreement. Each of the Subsidiaries of Opco (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of Opco is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  All issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, nonassessable and free of, and were not issued in violation of, any preemptive or similar rights, and all such shares of capital stock or other equity interests are owned beneficially and of record by the Company, Opco or a wholly owned Subsidiary of Opco, free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, mortgages or other encumbrances of any nature whatsoever (“Liens”), other than (i) restrictions on transfer arising under applicable federal securities and blue sky Laws, (ii) Liens pursuant to any Company Indebtedness as of the date of this Agreement or (iii) Liens pursuant to any Indebtedness incurred after the date of this Agreement to the extent expressly permitted by Section 5.2. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. The Company has made available to Parent true, correct and complete copies of the Organizational Documents, in all material respects, for each of the Subsidiaries of the Company as in effect on the date of this Agreement. None of the Subsidiaries of the Company is in violation of its Organizational Documents, except for any violation that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.8  Company SEC Documents. The Company has timely filed or furnished, as applicable, all forms, reports, statements, certificates and documents (including all exhibits, amendments and supplements thereto) with the SEC that have been required to be filed or furnished by it since January 1, 2020, pursuant to applicable Laws (including the Exchange Act and Securities Act) (collectively, the “SEC Reports”). The SEC Reports (i) as of their respective filing or effective dates, as applicable, (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), complied as to form, in each case, in all material respects, with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, each as in effect on the date that such SEC Report was filed or became effective and (ii) except to the extent amended or superseded by a subsequent filing made prior to the date hereof, did not, at the time they were filed or became effective, as applicable, or, if amended, as of the date of such amendment (or with respect to the SEC Reports filed after the date of this Agreement, will not), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC investigations.

3.9  Company Financial Statements; Internal Controls; Disclosure Controls and Procedures.

(a)  Company Financial Statements. The consolidated financial statements (including any notes and schedules thereto) of the Company filed with or included in the SEC Reports (the “Financial Statements”) were prepared (or in the case of SEC Reports filed after the date of this Agreement, will be prepared) in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as permitted by the SEC for Quarterly Reports on Form 10-Q or other rules and regulations of the SEC). Each of the Financial Statements fairly presents (or in the case of consolidated financial statements (including any notes and schedules thereto) of the Company that are filed with or included in SEC Reports filed after the date of this Agreement will fairly present), in each case, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods referred to in such statements (subject, in the case of the unaudited financial statements, to normal and year-end adjustments as permitted by the applicable rules and regulations of the SEC, the effect of which would not reasonably be expected to be, individually or in the aggregate, material). The books and records of the Company have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Except as described in the Company SEC Documents, there are no unconsolidated Subsidiaries or any “off-balance sheet” arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)  INGENCO Financial Statements. The unaudited consolidated balance sheet of INGENCO as of the year ended December 31, 2021, and the related consolidated statement of operations and statement of cash flows for the year then-ended (the “INGENCO Financial Statements”), were prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as otherwise noted therein. The INGENCO Financial Statements present fairly, in all material respects, the consolidated financial position, statements of operations, stockholders’ equity and cash flows of INGENCO and its consolidated Subsidiaries at the respective dates set forth therein and for the respective periods covered thereby (subject to normal and year-end adjustments that are not in amount or form, individually or in the aggregate, material). The Company has made available to Parent true, correct and complete copies of the INGENCO financial statements.

(c)  Disclosure Controls and Procedures, Internal Controls. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and former principal financial officer of the Company) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Company SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)  The Company has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

(e)  The Company has (i) designed and maintained disclosure controls and procedures (as defined in to Rule 13a-15(e) under the Exchange Act), to ensure that material information required to be disclosed by the Company, in the reports it files or furnishes under the Exchange Act is communicated to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure, (ii) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting, (iii) identified for the Company’s auditors any material weaknesses in internal controls over financial reporting and (iv) remediated the deficiencies that contributed to any material weaknesses in the Company’s internal controls over financial reporting reported in the Company SEC Documents. The Company has provided to Parent true and correct copies of any of the foregoing disclosures to the auditors or audit committee of the Company Board that have been made in writing from January 1, 2020 through the date of this Agreement, and will promptly provide to Parent true and correct copies of any such disclosure that is made after the date of this Agreement.

(f)  The Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2021, and there were no material weaknesses or significant deficiencies, identified in the Company’s management’s assessment of internal controls as of and for the year ended December 31, 2021 (nor has any such material weakness or significant deficiency been identified since such date).

3.10  No Undisclosed Liabilities; Indebtedness.

(a)  Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (i) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents; (ii) arising pursuant to this Agreement or incurred in connection with the Transactions or in connection with obligations under existing Contracts (other than a breach or default of any such Contracts); (iii) incurred since June 30, 2022 in the ordinary course of business; (iv) incurred following the date of this Agreement in compliance with (and to the extent specifically addressed by) Section 5.2 or (v) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Section 3.10(b) of the Company Disclosure Letter sets forth the outstanding principal amount of each category of Company Indebtedness for borrowed money as of the date of this Agreement.

3.11  Absence of Certain Changes.

(a)  Since June 30, 2022 through the date of this Agreement (i) except for the negotiation, execution, delivery and performance of this Agreement and discussions relating thereto or relating to any transaction of a type contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business (other than in connection with modifications, suspensions and/or alterations of operations resulting from, or determined by the Company to be advisable and reasonably necessary in response to, COVID-19 or any COVID-19 Measures), (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of, or require consent of Parent under clauses (b), (e), (k), (l), (o) or (r) of Section 5.2) and (iii) the Company and its Subsidiaries have not taken any action referred to in Section 3.11(a)(iii) of the Company Disclosure Letter.

(b)  Since December 31, 2021 through the date of this Agreement, there has not been any effect, change, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12  Material Contracts.

(a)  List of Material Contracts. Section 3.12(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement. The Company has made available to Parent, or publicly filed with the SEC, a true, correct and complete copy of each Material Contract in effect as of the date of this Agreement, including all amendments or waivers thereto.

(b)  Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid and binding and in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no breach of or default under any Material Contract by the Company or any of its Subsidiaries that is a party thereto or, to the Knowledge of the Company, any other party thereto, and no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no counterparty to any Material Contract has canceled, terminated or materially and adversely altered its relationship with the Company or any of its Subsidiaries (or threatened to do so) and there have been no material disputes between the Company or any of its Subsidiaries, on the one hand, and any such counterparty, on the other hand.

3.13  Real Property; Assets.

(a)  The Company and its Subsidiaries have good, marketable and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of Liens (except Permitted Liens), and the Company and its Subsidiaries have a good and valid leasehold interest in all of its material Leased Real Property, free and clear of all Liens (except for Permitted Liens). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to material real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property,” together with the Owned Real Property, the “Real Property”), is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto; (ii) neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, beyond any applicable grace periods. Section 3.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Owned Real Property and material Leased Real Property.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, or other occupancy agreements affecting any portion of the Owned Real Property that restrict or preclude, in any material respect, the ability to use the site for the purposes for which it is currently being used or for its intended use and (ii) there are no existing condemnation or other proceedings in eminent domain, or any proceeding pending or threatened in writing, affecting any portion of the Owned Real Property or Leased Real Property.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the buildings, material building components, structural elements of the improvements, roofs, foundations, parking and loading areas, mechanical systems included in the Owned Real Property or the Leased Real Property are in good working condition and repair and are sufficient for the operation of the business by the Company and each of its Subsidiaries as currently conducted and (ii) neither the Company nor any of its Subsidiaries has Knowledge of or has received verbal or written notice of any material violations of any building codes, zoning ordinances, governmental regulations or covenants or restrictions affecting any Leased Real Property or Owned Real Property.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have sole and exclusive, good, marketable and valid title to or, in the case of leased or subleased assets, a valid and enforceable leasehold interest in, or, in the case of licensed assets, a valid license in, all of its assets, properties, rights and interests (whether real, personal, tangible or intangible) free and clear of all Liens (other than Permitted Liens).

3.14  Environmental Matters. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) the Company and its Subsidiaries are, and at all times since January 1, 2020 have been, in compliance with all applicable Environmental Laws and Environmental Permits, (b) since January 1, 2020, no written notice (i) of violation of, or liability arising under, any Environmental Law or (ii) requiring any material remediation of any Leased Real Property or Owned Real Property in order to comply with any Environmental Law, has, in either case, been received by the Company or any of its Subsidiaries, the substance of which has not been resolved, (c) no Legal Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under any Environmental Law, (d) there has been no release of Hazardous Substances in violation of Environmental Laws so as to give rise to any liabilities of the Company or its Subsidiaries pursuant to any Environmental Laws, (e) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries are subject to any unresolved liability or obligation pursuant to any Environmental Law relating to the treatment, storage or disposal, or arrangement for the treatment, storage or disposal, of any Hazardous Substances generated or used by the Company or any of its Subsidiaries, and (f) the Company and its Subsidiaries have complied with all Environmental Laws with respect to the creation, approval, registration, validation, and receipt of Environmental Attributes.

3.15  Intellectual Property.

(a)  Section 3.15(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all Registered Intellectual Property as of the date hereof, listing for each item: (i) the owner(s) of such item, (ii) the jurisdictions in which such item has been issued, registered or filed, and (iii) the issuance, registration or application date, as applicable. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries (A) has maintained all Registered Intellectual Property in the ordinary course consistent with reasonable business practices, (B) has implemented measures reasonably designed to maintain and protect the Company Intellectual Property, including the secrecy and confidentiality of any trade secrets (including software source code) and (C) is not under any obligation to develop any Intellectual Property to be owned by or exclusively licensed to any third party.

(b)  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or any of its Subsidiaries, as applicable, owns, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property used in their respective businesses as currently conducted and all such Intellectual Property shall be available for use and enjoyment of the Company or such Subsidiaries after Closing on identical terms to which the Company or such Subsidiaries used and enjoyed such Intellectual Property immediately prior to the Closing and without any additional restriction, license or payment of any kind to any Person; provided, however, that the representation and warranty in this Section 3.15(b) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property, which is addressed in Section 3.15(d) below.

(c)  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings by any Person against the Company or any of its Subsidiaries alleging infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or challenging the ownership, validity or enforceability of any Company Intellectual Property.

(d)  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries has not and currently does not, infringe, misappropriate or violate any Intellectual Property of any Person and (ii) to the Knowledge of the Company, no Person has, or currently is, infringing, misappropriating or violating any Company Intellectual Property.

(e)  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no government funding, facilities of a university, college, other educational institution or research center was used in the creation or development of the Company Intellectual Property and neither the Company nor any of its Subsidiaries is a party to any Contracts with any Governmental Authority that grants to, or otherwise could allow, a Governmental Authority or other party any right or license with respect to the Company Intellectual Property.

(f)  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not embedded, used or distributed any open source, copyleft or community source code (including any libraries or code, software, technologies or other materials that are licensed or distributed under any general public license, or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org) or other Open Source Software, in any manner that would reasonably be expected to restrict the ability of the Company or its Subsidiaries to protect its proprietary interests.

3.16  Tax Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)  Each of the Company and its Subsidiaries (i) have timely filed (taking into account valid extensions) all Tax Returns required to be filed by it and all such Tax Returns are true, correct and complete in all respects; (ii) have paid all Taxes that are required to be paid (whether or not shown on any Tax Returns) except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP; and (iii) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes).

(b)  Neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired (other than extensions of time in which to file Tax Returns obtained in the ordinary course of business).

(c)  No audits or other examinations with respect to Taxes of the Company or any of its Subsidiaries are presently in progress.

(d)  Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; (ii) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); or (iii) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise.

(e)  There are no Liens for Taxes (except Permitted Liens) on any of the assets of the Company or any of its Subsidiaries.

(f)  Neither the Company nor any of its Subsidiaries has either been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement.

(g)  Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date pursuant to Section 481 of the Code (or any corresponding or similar provision of applicable Law), in each case prior to Closing; (ii) installment sale or open transaction disposition made or prepaid amount received prior to the Closing, in each case, other than amounts received in the ordinary course of business; or (iii) intercompany transaction entered into prior to the Closing or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of applicable Law) relating to transactions occurring prior to the Closing.

(h)  Opco is, and has been since September 1, 2020, classified as a partnership for U.S. federal income tax purposes and has in effect a valid election under Section 754 of the Code.

(i)  Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation Section 1.6011-4(b)(2) or under a corresponding or similar provision of state, local or non-U.S. Law.

(j)  Each of the Company and its Subsidiaries has (i) to the extent it has elected such deferral, properly complied in all respects with all applicable Law relating to the deferred payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act and (ii) to the extent applicable, eligible and claimed, or intended to be claimed, properly complied in all respects with all applicable Law and duly accounted for any available Tax credits under Sections 7001 through 7004 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act.

3.17  Employee Benefits

(a)  Employee Plans. Section 3.17(a) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the date of this Agreement, of all material Employee Plans. With respect to each material Employee Plan, the Company has made available to Parent accurate and complete copies of, as applicable, (i) the current plan document or agreement (including a written summary of the material terms of any such material Employee Plan not in writing), and all amendments thereto, (ii) the most recent summary plan description (with all summaries of material modifications thereto), (iii) the most recent determination, advisory or opinion letter received from the IRS, (iv) the most recently filed Form 5500 annual report with all schedules and attachments as filed, (v) the most recent actuarial valuation report, (vi) all related insurance Contracts, trust agreements or other funding arrangements, and (vii) all material notices to or from the IRS or Department of Labor or any similar Governmental Authority relating to any material compliance issues in respect of any such Employee Plan since January 1, 2020. No persons other than Company Service Providers and their dependents participate in any Employee Plan.

(b)  Absence of Certain Plans. Neither the Company nor any of its Subsidiaries maintains, sponsors, or contributes to, and in the past six years neither the Company nor any of its Subsidiaries has maintained, sponsored or contributed to or was required to maintain, sponsor or contribute to, or is required to maintain, sponsor or contribute to (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), or (iii) a plan that is subject to Section 412 of the Code or Title IV of ERISA.

(c)  Compliance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan (and any related trust or other funding vehicle) has been maintained, funded, operated and administered in accordance with its terms and with all applicable Laws, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the IRS, and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan. No Employee Plan or, to the Knowledge of the Company any fiduciary, or administrator of such Employee Plan, has taken any action, or failed to take any action, which action or failure could subject Parent, its Subsidiaries (including following the Closing, the Surviving Corporation and its Subsidiaries), or any Company Service Provider to any material liability for breach of any fiduciary duty, or for any prohibited transaction (as defined in Section 4975 of the Code), with respect to or in connection with such Employee Plan.

(d)  Employee Plan Legal Proceedings. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) there are no Legal Proceedings or other investigations by any Governmental Authority pending or, to the Knowledge of the Company, threatened against any Employee Plan, and there are no facts or circumstances that would be reasonably likely to result in any Legal Proceedings or other investigations by any Governmental Authority, other than routine claims for benefits and (ii) no Employee Plan is under audit or is the subject of an audit or investigation by the IRS, Department of Labor, the SEC or any other Governmental Authority nor, to the Knowledge of the Company, is any such audit or investigation threatened or anticipated with respect to any Employee Plan, and there are no facts or circumstances that would be reasonably likely to result in any audits or investigations by the IRS, Department of Labor, the SEC or any other Governmental Authority.

(e)  No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) (each such Employee Plan, a “Welfare Plan”) provides post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar Law, the full cost of which is borne by the relevant Company Service Provider (or his or her beneficiary). No Welfare Plan is unfunded, self-insured or funded through a “welfare benefits fund” (as defined in Section 419(e) of the Code) or is a “multiple employer welfare arrangement” as defined in Section 3(40)(A) of ERISA.

(f)  Section 409A of the Code. Each Employee Plan is in all material respects in compliance (both operationally and documentarily) with or exempt from Section 409A of the Code.

(g)  No Acceleration or Payment; Section 280G. Except as provided otherwise under this Agreement, none of the execution and delivery of this Agreement or the consummation of the Transactions, alone or in connection with any other event, including any termination of service on or following the Closing, shall (i) entitle any Company Service Provider to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit for any Company Service Provider or trigger any other material obligation under any Employee Plan, (iii) limit Parent’s or the Company’s right to amend, modify or terminate any Employee Plan or (iv) result in any payment or benefit under any Employee Plan to any “disqualified individual” within the meaning of Section 280G of the Code to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code. No Employee Plan provides for, and none of the Company nor any of its Subsidiaries is party to a Contract that provides for, or is otherwise obligated to provide, any gross-up, additional payment or reimbursement of Taxes under Section 409A or 4999 of the Code.

3.18  Labor Matters.

(a)  Labor Relations. The Company and its Subsidiaries are not and, since January 1, 2020, have not been, party to any Labor Agreement. To the Knowledge of the Company, there are no proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries. There is no material strike, lockout, slowdown, or work stoppage pending or, to the Knowledge of the Company, threatened directly against the Company or any of its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no grievances or unfair labor practice complaints or any other Legal Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority. The only entities that currently employ any Company Service Providers are Archaea Energy Services, LLC and Conifer Systems, LLC.

(b)  Compliance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws relating to employment or labor.

(c)  Labor Legal Proceedings. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, brought by or on behalf of any Company Service Provider or any Governmental Authority, and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to result in any Legal Proceedings by any Governmental Authority. To the Knowledge of Company, since January 1, 2020, (i) no allegations of sexual or other unlawful harassment or discrimination have been made or threatened against any officer or director of the Company, and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or other unlawful harassment or discrimination against any Company Service Provider.

(d)  Mass Layoffs. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries are in compliance with the United States Worker Adjustment Retraining and Notification Act (“WARN Act”). In the six months prior to the date hereof, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or a “mass layoff” (each as defined in the WARN Act or any similar term under any analogous applicable Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of the WARN Act. To the Knowledge of the Company, neither the Company nor its Subsidiaries has caused any of their respective employees to suffer an “employment loss” (as defined in the WARN Act) during the ninety-day period prior to the date hereof.

3.19  Compliance with Laws.

(a)  The Company and each of its Subsidiaries is, and since January 1, 2020 has been, in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect and will not be terminated, suspended or revoked as a result of the Transactions; (iii) the Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; (iv) since January 1, 2020, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved and (v) no condition exists that, with the giving of notice or lapse of time or both, would reasonably be expected to constitute a breach or default of such Governmental Authorization. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened to suspend, revoke, withdraw, modify or limit any such Governmental Authorization.

3.20  Data Privacy. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries (i) have taken all reasonable technical, physical, organizational, and administrative measures and policies necessary to protect Personal Information and Company Data against unauthorized access, use, modification, disclosure or loss, including reasonable backup, security and disaster recovery technology and procedures, and have timely and reasonably remediated any audit findings relating to their security safeguards and (ii) have complied with applicable Law regarding the collection, use and disclosure of Personal Information stored or processed by the Company or any of its Subsidiaries and (b) there has been no unauthorized access, use, disclosure, or other breach of security of Personal Information or other Company Data, and neither the Company nor its Subsidiaries have provided or been required under applicable Law to provide notification of any breach of privacy or data security. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened against the Company or any of its Subsidiaries with respect to alleged violations of applicable Law regarding privacy, data protection, or data security.

3.21  Legal Proceedings; Orders.

(a)  No Transaction Related Proceedings or Orders. As of the date hereof, there is no pending, or, to the Knowledge of the Company, threatened Transaction Litigation against or involving the Company or any of its Subsidiaries or any of their respective current or former directors or officers in such individual’s capacity as such. As of the date hereof, there are no Orders applicable to the Company or any of its Subsidiaries or any of their current or former directors or officers that would reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of the Company Entities to consummate the Transactions.

(b)  Non-Transaction Related Proceedings and Orders. Except for Transaction Litigation, the Orders of the type referenced in Section 3.21(a) and Legal Proceedings, Orders and investigations that have not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against, there are no Orders applicable to and, to the Knowledge of the Company, there are no investigations by any Governmental Authority directed, in each case, the Company or any of its Subsidiaries or any of their respective current or former directors or officers (in their capacities as such).

3.22  Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all such insurance policies are in full force and effect, (b) all premiums due thereon have been paid in full, (c) there is no claim pending under such insurance policies as to which coverage has been questioned, denied or disputed (other than reservation of rights) and no notice of cancellation has been received and (d) and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder.

3.23  Trade & Anti-Corruption Compliance.

(a)  Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, managers or employees or any agent or third party representative acting on behalf of the Company or any of its Subsidiaries, is a Sanctioned Person.

(b)  Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, managers or employees or any agent or third party representative acting on behalf of the Company of any of its Subsidiaries, is or has been in the last five years: (i) operating in, conducting business with, or otherwise engaging in dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in either case in material violation of applicable Sanctions in connection with the business of the Company or its Subsidiaries; (ii) engaging in any export, import, deemed export, reexport, transfer, retransfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations in material violation of applicable Ex-Im Laws; or (iii) otherwise in material violation of any applicable Sanctions, applicable Ex-Im Laws or U.S. anti-boycott requirements (together “Trade Controls”), in connection with the business of the Company or its Subsidiaries.

(c)  In the last five years, in connection with or relating to the business of the Company or its Subsidiaries, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of the directors, officers, managers or employees of the Company or its Subsidiaries or any agent or third party representative acting on behalf of the Company or any of its Subsidiaries: (i) has made, authorized, solicited or received any bribe or any unlawful rebate, payoff, influence payment or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or properties, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel or other unlawful expenses, or (iv) has, directly or indirectly, made, offered, authorized, facilitated, received or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any Governmental Authority or any other Person, in each case in material violation of applicable Anti-Corruption Laws.

(d)  To the Company’s Knowledge, there are no, and since January 1, 2020, there have been no allegations, whistleblower complaints, internal investigations, voluntary or other disclosures, Legal Proceedings or Orders alleging any material violation of any Trade Controls or Anti-Corruption Laws by or on behalf of the Company or any of its Subsidiaries, and the Company does not have Knowledge of any circumstances likely to give rise to any such Legal Proceedings or Orders.

3.24  Brokers. Except for BofA Securities, Inc., there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and BofA Securities, Inc. relating to the Transactions.

3.25  Company Information. The Proxy Statement (including any amendments or supplements thereto) will not, at the time the Proxy Statement is filed with the SEC, is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Entities for inclusion or incorporation by reference therein.

3.26  Regulatory Status.

(a)  Each Qualifying Facility owned by a Subsidiary of the Company (i) has filed a Form 556 with FERC, which is in full force and effect; and (ii) qualifies for the exemptions from regulation that are set forth in 18 C.F.R. §§ 292.601(c), 292.602(b), and 292.602(c).

(b)  None of the Company or its Subsidiaries is currently subject to, or not exempt from, regulation under PUHCA, except to the extent provided for under 18 C.F.R. § 366.3(a). To the extent any of the Company or its Subsidiaries qualifies as a “holding company” pursuant to PUHCA or FERC’s implementing regulations thereunder, it is a “holding company” solely with respect to one or more Qualifying Facilities or “exempt wholesale generators.”

(c)  For each Subsidiary that has MBR Authority, the Subsidiary’s MBR Authority is in full force and effect.

(d)  None of the Company or its Subsidiaries is subject to regulation as a “natural gas company” as defined in the NGA with respect to rates, terms and conditions of service, or accounting and recordkeeping.

(e)  None of the Company or its Subsidiaries is subject to, or not exempt from, financial, organizational or rate regulation by any State Commission.

(f)   Except for prior authorization from FERC pursuant to Section 203 of the FPA, which is required for the Transactions, no pre-Closing consent, approval or authorization, registration or filing is required by FERC or any State Commission in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or by the Voting Agreements or the Warrant Agreement Amendment.

3.27  No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company Entities in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company Entities nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company, any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Parent Entities or any of their Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, except to the extent expressly included in the representations and warranties made by the Company Entities in this Article III, neither the Company Entities nor any other Person makes or has made any express or implied representation or warranty to the Parent Entities or any of their respective representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to the Company, any of its Subsidiaries or their respective businesses or (b) any oral or written information presented to the Parent Entities or any of their respective representatives in the course of their due diligence investigation of the Parent Entities, the negotiation of this Agreement or the course of the Transactions. Except for the representations and warranties expressly set forth in Article IV, the Company Entities hereby acknowledge that neither Parent nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to Parent or any of its Affiliates or their respective business or operations, including with respect to any information provided or made available to any Company Entity or any of their respective Representatives or any information developed by any Company Entity or any of their respective Representatives.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT ENTITIES

The Parent Entities hereby represent and warrant to the Company Entities as follows:

4.1  Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each of Merger Sub and Opco Merger Sub (i) is a corporation or limited liability company duly organized, as applicable, validly existing and in good standing under the Laws of the State of Delaware; and (ii) has the requisite corporate or limited liability company power and authority, as applicable, to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. No Parent Entity is in violation of its Organizational Documents.

4.2  Power; Enforceability. Each Parent Entity has the requisite corporate or limited liability power and authority, as applicable, to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) consummate the Transactions. This Agreement has been duly executed and delivered by each Parent Entity and, assuming the due authorization, execution and delivery by each Company Entity, constitutes a legal, valid and binding obligation of each Parent Entity, enforceable against each Parent Entity in accordance with its terms, subject to the Enforceability Exceptions.

4.3  Non-Contravention. The execution and delivery of this Agreement and the Voting Agreements by each Parent Entity, the performance by each of Parent Entity of their respective obligations hereunder and thereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Organizational Documents of any Parent Entity; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract to which any Parent Entity is a party or by which any Parent Entity or any of their properties or assets may be bound; (c) assuming the Governmental Authorizations referred to in clauses (b)(i) through (vi) of Section 4.4 are obtained, violate or conflict with any Law applicable to any Parent Entity; and (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Parent Entities, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that have not had, and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4  Requisite Governmental Approvals. No Governmental Authorization is required on the part of any Parent Entity or any of their Affiliates in connection with (a) the execution and delivery of this Agreement or the Voting Agreements by each Parent Entity; (b) the performance by each Parent Entity of their respective covenants and obligations pursuant to this Agreement or the Voting Agreements; or (c) the consummation of the Transactions, except (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act; (iv) compliance with applicable stock exchange rules; (v) authorization from FERC pursuant to Section 203 of the FPA; (vi) the matters set forth on Section 3.5 of the Company Disclosure Letter and (vii) such other Governmental Authorizations the failure of which to obtain have not had, and would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5  Legal Proceedings; Orders. As of the date hereof, there is no pending, or, to the Knowledge of Parent, threatened Transaction Litigation against or involving any Parent Entity or any of its current or former directors or officers in such individual’s capacity as such. As of the date hereof, there are no Orders applicable to any Parent Entity or any of their current or former directors or officers that would reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of the Parent Entities to consummate the Transactions.

4.6  Ownership of Company Common Stock. To the Knowledge of Parent, except in connection with the Voting Agreement, as of the date hereof, the Parent Entities do not own and for the three years ending on the date hereof, the Parent Entities have not owned 5% or more of the outstanding shares of Company Common Stock.

4.7  Brokers. Except for Morgan Stanley & Co. LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of any Parent Entity or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

4.8  Operations of Merger Sub and Opco Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $1.00 per share, all of which are validly issued and outstanding. All limited liability company interests in Opco Merger Sub have been validly issued. Each of Merger Sub and Opco Merger Sub has been formed solely for the purpose of engaging in the Mergers, and, prior to the Effective Time, Merger Sub and Opco Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by this Agreement. Parent owns beneficially and of record all of the outstanding capital stock and other equity and voting interest in each of Merger Sub and Opco Merger Sub free and clear of all liens.

4.9  No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Mergers. The approval or adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, each of Merger Sub and Opco Merger Sub necessary under applicable Law or their respective Organizational Documents.

4.10  Available Funds. The Parent Entities have available and, as of the Closing, will have available funds sufficient to consummate the Mergers and the other Transactions on the terms contemplated by this Agreement and to perform their respective obligations under this Agreement, including payment of the aggregate Per Share Price in respect of all shares of Company Class A Common Stock and Opco Units, the amounts required under Section 2.9 and any other amounts required to be paid by the Parent Entities and the Surviving Entities in connection with or as a result of the consummation of the Mergers or any of the other Transactions and all related fees and expenses.

4.11  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by the Parent Entities, the Parent Entities have received and may continue to receive from the Company Entities certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. The Parent Entities hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which the Parent Entities are familiar, that Parent Entities are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III, the Parent Entities have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company. Without limiting the generality of the foregoing, each Parent Entity acknowledges and agrees that neither the Company, nor Opco nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to the Parent Entities or any of their respective representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions), except for the representations and warranties expressly set forth in Article III.

4.12  Parent Entities Information. The information supplied or to be supplied by the Parent Entities for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein that relate expressly to the Company or any of its Subsidiaries or to the extent based on information supplied by the Company Entities for inclusion or incorporation by reference therein.

4.13  No Other Representations or Warranties. Except for the representations and warranties expressly made by the Parent Entities in this Article IV or in any certificate delivered pursuant to this Agreement, no Parent Entity nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to any Parent Entity or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company Entities or any of their Affiliates or representatives. Except for the representations and warranties expressly set forth in Article III, the Parent Entities hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to any Parent Entity or any of their respective representatives or any information developed by any Parent Entity or any of their respective representatives.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1  Affirmative Obligations. Except (a) as expressly contemplated by this Agreement, (b) as set forth in Section 5.1 of the Company Disclosure Letter, (c) as required by applicable Law or any COVID-19 Measures or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and Parent shall use its reasonable best efforts to provide a written response within five (5) Business Days after a written request by the Company for such consent), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company Entities shall, and shall cause each of their Subsidiaries to, use its reasonable best efforts to (i) conduct its business in all material respects in the ordinary course of business (including, for the avoidance of doubt, developing the Company’s ongoing projects and as required by the joint venture agreements that are Material Contracts); and (ii) preserve intact in all material respects its business and preserve its commercial relationships with counterparties, suppliers, distributors and third parties, in each case, with whom the Company or any of its Subsidiaries has any material business relationship; provided, that no action by the Company Entities or their Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.2; provided, further, that, in each case, the Company Entities and their Subsidiaries may make any reasonably necessary, advisable or prudent changes in their respective business practices in response to COVID-19 and any COVID-19 Measures to protect the health and safety of the Company Entities’ and their Subsidiaries’ employees, suppliers, partners and other individuals having business dealings with the Company Entities and their Subsidiaries. Notwithstanding the foregoing or Section 5.2, nothing in Sections 5.1 or 5.2 shall prevent the Company Entities from taking actions reasonably required in response to an emergency that imminently threatens life, the environment, or property; provided that the Company Entities shall provide Parent with notice as to the nature of the emergency and any action taken in response thereto as soon as possible following the occurrence of the emergency; provided, further, that once the imminent threat to life, the environment or property has been eliminated, all restrictions, obligations and covenants set forth in Sections 5.1 and 5.2 shall apply to the Company Entities in all respects.

5.2  Forbearance Covenants. Except (a) as expressly contemplated by this Agreement, (b) as set forth in Section 5.2 of the Company Disclosure Letter, (c) as required by applicable Law, or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and Parent shall use its reasonable best efforts to provide a written response within five (5) Business Days after a written request by the Company for such consent), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company Entities shall not, and shall cause each of their Subsidiaries not to:

(a)  amend the Organizational Documents of any Company Entity or any of their Subsidiaries (other than amendments to the Organizational Documents of any wholly owned Subsidiary of Opco that would not or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Mergers or any of the other transactions contemplated by the Voting Agreements or the Warrant Agreement Amendment), the Company Warrant Agreement, the Warrant Agreement Amendment or the Specified Waiver and Consent;

(b)  propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)  issue, sell, deliver or agree or commit to issue, sell or deliver any Company Securities, except (i) in accordance with the terms of any employment agreements or arrangements or any award agreements under the Company Stock Plans, in each case, that are set forth in Section 5.2(c)(i) of the Company Disclosure Letter or upon the vesting, exercise or settlement of any Company RSUs or Company PSUs, in each case, as in effect on the date of this Agreement or granted after the date hereof in compliance with this Agreement; (ii) upon the exercise of any Company Warrants in accordance with their terms; (iii) pursuant to the redemption or exchange of any Opco Units issued and outstanding as of the date hereof in accordance with the terms of the Opco LLC Agreement for shares of Company Class A Common Stock (together with the corresponding cancellation of an equal number of shares of Company Class B Common Stock) or (iv) as contemplated by Section 5.2(h) of the Company Disclosure Letter;

(d)  except for transactions solely among the Company, Opco and Opco’s wholly owned Subsidiaries or solely among Opco and the wholly owned Subsidiaries of Opco, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than (i) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Warrants and the vesting and settlement of Company RSUs or Company PSUs in accordance with their terms and (ii) the acquisition by the Company of Company Warrants, Company RSUs and Company PSUs in connection with the forfeiture of such warrants or awards, in each case, in accordance with their terms as in effect on the date hereof;

(e)  (i) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, except for (A) cash dividends made by any direct or indirect wholly owned Subsidiary of Opco or Opco to the Company, Opco or one of Opco’s wholly owned Subsidiaries or (B) Tax distributions made in accordance with the Organizational Documents of Opco or any of its Subsidiaries or (ii) pledge or encumber any shares of its capital stock or other equity or voting interest;

(f)   amend the terms of the Company Warrant Agreement, any Securityholder Rights Agreement or any of the Specified JV Agreements, or enter into any new material Securityholder Rights Agreement;

(g)  (i) incur, assume, guarantee, or otherwise become liable for any Indebtedness of the type referred to in clause (i)(A), (ii), (iii), (iv) or (vi) of the definition thereof (or of the type referred to in clauses (viii) or (ix) to the extent relating to the foregoing), except (A) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries (but for the avoidance of doubt, not the obligations of third parties) in the ordinary course of business, (B) swaps, options, derivatives and other hedging agreements or arrangements entered into in the ordinary course of business and not for speculative purposes or (C) any Indebtedness solely among any of the Company, Opco and Opco’s wholly owned Subsidiaries or (ii) issue any letters of credit, bank guarantees, performance bonds and surety bonds, except in case of this clause (ii), in the ordinary course of business so long as the aggregate face amount of all issued and outstanding letters of credit, bank guarantees, performance bonds and surety bonds of the Company and its Subsidiaries does not exceed $50 million (whether drawn or undrawn) after giving effect to such issuance;

(h)  (i) establish, adopt, amend or terminate, or take any action to accelerate the vesting, payment or funding of any compensation, or benefits under, any Employee Plan (or any plan, program, policy, agreement or arrangement that would be an Employee Plan if in effect as of the date hereof), (ii) grant, or commit to grant, to any Company Service Provider any increase in cash compensation, bonus or fringe or other benefits, except in the ordinary course of business with respect to Company Service Providers whose annual base salary does not exceed $150,000, (iii) grant, or commit to grant, to any Company Service Provider any increase in change in control, retention, severance or termination pay, (iv) enter into, or promise or commit to enter into, any employment, consulting, change in control, retention, severance or termination agreement with any Company Service Provider, (v) grant, or commit to grant, any equity-related, performance, incentive or similar awards or bonuses to any Company Service Provider or take any action that would result in the acceleration of vesting of any Company Equity Awards, (vi) grant any loan to any Company Service Provider, (vii) hire or promote any employee at the level of Director or above other than (x) in the ordinary course of business or (y) with respect to a vacancy for a position in existence as of or following the date of this Agreement following reasonable advance notice to, and consultation with, Parent, or (viii) terminate any employee of the Company or any of its Subsidiaries at the level of Director or above, other than terminations for cause (as determined by the Company in the ordinary course of business), except, in the case clauses (i) through (viii), (1) to the extent required pursuant to any Employee Plan as in effect on the date of this Agreement; or (2) in conjunction with annual renewal for the Employee Plans that do not materially increase the employment costs as in effect on the date hereof to the Company (or following the Effective Time, to Parent, the Surviving Corporation or their Affiliates);

(i)    enter into, amend or terminate, or negotiate to take any such action in respect of, any Labor Agreement;

(j)    settle or compromise (or propose to settle or compromise) any Legal Proceeding (i) involving an amount to be paid by the Company and its Subsidiaries in excess of $1 million individually or $7.5 million in the aggregate other than any settlement where the amount paid or to be paid by the Company or any of its Subsidiaries is covered by insurance coverage maintained by the Company or any of its Subsidiaries, (ii) involving any material injunctive or equitable relief against the Company or any of its Subsidiaries or imposing any material restrictions on the business of the Company and its Subsidiaries (in each case of this clause (ii), excluding, for the avoidance of doubt, releases of claims, confidentiality and other de minimis obligations customarily included in monetary settlements) or (iii) including the admission of fault or wrong doing by the Company or any of its Subsidiaries; provided that actions by the Company Entities and their Subsidiaries relating to Transaction Litigation shall be governed by Section 6.13 (or, in the case of Transaction Litigation with a Governmental Authority arising under Antitrust Laws or the FPA, Section 6.2) and not by this Section 5.2;

(k)  change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

(l)  (i) make, change or revoke any material Tax election, (ii) change any annual Tax accounting period or adopt or change any Tax accounting method, (iii) enter into any closing agreement with respect to a material amount of Tax or settle any material Tax claim, audit, assessment or dispute, (iv) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment or (v) file an amended Tax Return that would reasonably be expected to materially increase the Taxes payable by the Company or its Subsidiaries unless required by Law;

(m)  incur or commit to incur any capital expenditures other than amounts not in excess of 10% of the budget for such capital expenditures set forth in Section 5.2(m) of the Company Disclosure Letter (the “Capex Budget”);

(n)  enter into, renew, modify or amend in any material respect, terminate (other than terminations of any Material Contract that has expired in accordance with its terms or terminations in the ordinary course of business of any Material Contract that does not involve payments by or to the Company or any Subsidiaries in excess of $10 million over the life of the Contract) or waive any material rights under any Material Contract, except that the Company and its Subsidiaries may (subject to any applicable restrictions in any other clauses of this Section 5.2), (i) enter into any Material Contract in the ordinary course of business (provided that this clause (i) shall not apply to renewals, which shall be governed by the following clause (ii)), (ii) renew any Material Contract in the ordinary course of business (A) on terms that are not materially adverse to, or on terms more favorable to, the Company or its Subsidiaries that are party thereto than the Contract it is replacing or (B) on terms that are generally consistent with then commercially prevailing terms for similar Contracts, so long as such Material Contract (1) does not involve payments by or to the Company or any Subsidiaries in excess of $3 million over the life of the Contract and (2) is not a gas rights agreement or other agreement containing rights to purchase, use or acquire landfill or other gas (regardless of whether such gas is renewable), (iii) modify or amend any Material Contract in the ordinary course of business on terms that are not materially adverse to, or on terms more favorable to, the Company or its Subsidiaries that are party thereto than the existing Contract or (iv) waive any rights under any Material Contract in the ordinary course of business to the extent such waiver is not materially adverse to the Company or its Subsidiaries that are party thereto (it being understood, for the avoidance of doubt, that nothing in this Section 5.2(n) shall be construed to permit the Company or any of its Subsidiaries to take any action that is specifically restricted by any other clauses of this Section 5.2, or to restrict any action that is specifically the subject of and permitted by any other clause of this Section 5.2 or Sections 5.1 or 5.2 of the Company Disclosure Letter), provided that in no event shall the Company be permitted to enter into or renew any Material Contract of the type set forth in clauses (ii), (iii) or (xiii) of the definition of such term, without Parent’s consent;

(o)  make any new loans, advances, capital commitments or capital contributions to, or investments in, any Person, other than (i) to the extent required under or expressly contemplated by any Material Contract in existence on the date hereof, (ii) any loans, advances or investments in an amount not exceeding $10 million in the aggregate, (iii) in Opco or any wholly-owned Subsidiary of Opco, provided that this clause (o) shall not apply to capital expenditures, which are governed by Section 5.2(m) (except with respect to the Fort Wayne capital contribution, arising under the Specified JV Agreements, which shall be governed by both this Section 5.2(o) and Section 5.2(m));

(p)  acquire any interest in any Person or any division, assets, properties, businesses or equity securities thereof (including by merger, consolidation or acquisition of stock or assets), other than (i) in or from Opco or any wholly owned Subsidiary of Opco or (ii) for consideration that does not exceed $10 million in the aggregate, provided that this clause (p) shall not apply to capital expenditures, which are governed by Section 5.2(m);

(q)  sell, assign, license, lease, transfer, or otherwise dispose of, or create any Lien on (other than any Permitted Lien), any of the Company’s or its Subsidiaries’ material assets, other than such sales, assignments, licenses, leases, transfers or other dispositions (i) of obsolete equipment in the ordinary course of business or (ii) do not have a purchase price or fair market value that exceeds $10 million in the aggregate;

(r)  engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(s) enter into any Contract for the fixed-price sale or purchase of Environmental Attributes, electricity, landfill or other forms of gas, in each case for a term of greater than five years or in amounts greater than $5 million in the aggregate; or

(t)  authorize, agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3  No Solicitation.

(a)  No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause its Subsidiaries not to, and shall cause the directors, officers and employees of it and its Subsidiaries not to, and shall not authorize, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ investment bankers, attorneys and other advisors, agents and representatives (together with its and its Subsidiaries’ directors, officers and employees, its “Representatives”) not to, directly or indirectly, (A) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiry, proposal, indication of interest or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than any Parent Entity or any designees of any Parent Entity) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist an Acquisition Proposal or any inquiry, proposal, indication of interest or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any Person or its Representatives with respect to an Acquisition Proposal by such Person (or inquiries, proposals, indications of interest or offers that could reasonably be expected to lead to an Acquisition Proposal by such Person), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3; (D) approve, endorse or recommend an Acquisition Proposal; or (E) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). Subject to the following sentence of this Section 5.3(a), and subject to the terms of Section 5.3(b), the Company shall, immediately following the execution of this Agreement, cease and shall, immediately following the execution of this Agreement, cause each of its Subsidiaries to, and shall instruct and use its reasonable best efforts to cause its and their respective Representatives to, cease and terminate, (x) any solicitations, discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) relating to an Acquisition Proposal (or inquiries, proposals, indications of interest or offers that could reasonably be expected to lead to an Acquisition Proposal) by such Person, in each case that exists as of the date of this Agreement, and (y) all access of any Person (other than the Parties and their respective Representatives) to any electronic or physical data room maintained by the Company with respect to a possible Acquisition Proposal. The Company shall promptly (and, in any event, within five Business Days after the date hereof) deliver written notice to each Person (other than the Parent Entities and their Representatives), which has received non-public information from the Company or its Representatives in connection with its consideration of a possible Acquisition Proposal, that such Person promptly return or destroy all non-public information regarding the Company and its Subsidiaries furnished to any such Person to the extent contemplated by the applicable confidentiality agreement between the Company and such Person. The Company shall enforce, and shall not waive, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board (or a committee thereof) determines in good faith that the enforcement of, or failure to waive, such provision would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. In the event that any Representative of the Company or any of its Subsidiaries takes any action at the direction or on behalf of the Company or any of its Subsidiaries which, if taken by the Company, would constitute a breach of this Section 5.3, then the Company shall be deemed to be in breach of this Section 5.3 as though such action were taken by the Company.

(b)  Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records, personnel or joint venture partners, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has delivered to the Company a bona fide unsolicited, written Acquisition Proposal after the date of this Agreement that is not the result of a breach, in any material respect, of this Section 5.3 and that the Company Board (or a committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and that the failure to take such action would reasonably likely be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, that, with respect to any such Person that is a competitor to the Company, competitively sensitive information will only be provided subject to customary “clean team” or similar arrangements; provided further, that, subject to applicable Law and any applicable “clean team” or similar arrangement, the Company shall provide to the Parent any non-public information or data that is provided to any Person given such access that was not previously made available to Parent prior to or substantially concurrently with such information being provided to such Person.

(c)  No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d), the Company Board shall not:

(i)    (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent; (B) adopt, approve or recommend to the Company Stockholders an Acquisition Proposal; (C) fail to reaffirm the Company Board Recommendation within ten (10) Business Days following the written request of Parent (provided, however, that Parent may make such request no more than two (2) times in the aggregate); (D) fail to recommend against acceptance of any tender or exchange offer for shares of Company Common Stock subject to Regulation 14D under the Exchange Act that constitutes an Acquisition Proposal within ten (10) Business Days after the commencement thereof or fail to maintain such a recommendation against such offer at any time before the expiration or withdrawal thereof; or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt, none of (1) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; (2) the public disclosure by the Company of such determination; or (3) the delivery by the Company of any notice contemplated by Section 5.3(d), in each case, in and of itself and to the extent made in compliance with this Section 5.3, shall constitute a Company Board Recommendation Change; or

(ii)  cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)  Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and obtaining the Requisite Stockholder Approval:

(i)    the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that, the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(1)  the Company has provided prior written notice to Parent at least four Business Days in advance (such notice period, including any extension thereto in accordance with this Section 5.3(d)(i), the “Intervening Event Notice Period”) to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change and describe such Intervening Event in reasonable detail;

(2)  prior to effecting such Company Board Recommendation Change, the Company and its Representatives shall, during such the Intervening Event Notice Period, negotiate with Parent in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need to effect a Company Board Recommendation Change; provided, that in the event the Intervening Event to which this provision applies thereafter changes in any material respect, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(i) with respect to such new written notice, it being understood that the “Intervening Event Notice Period” in respect of such new written notice will extend for the longer of three Business Days after the delivery of such new written notice and until the end of the original Intervening Event Notice Period; and

(3)  at the end of the Intervening Event Notice Period and prior to taking any such action, the Company Board has considered in good faith any such proposals by Parent to make revisions to the terms of this Agreement, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that the failure to effect a Company Board Recommendation Change would continue to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect; or

(ii)  if the Company has received an Acquisition Proposal that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter concurrently into a binding written definitive Alternative Acquisition Agreement with respect to such Superior Proposal; provided, that, the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) and (B) unless:

(1)  the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law;

(2)  the Company has provided prior written notice to Parent four Business Days in advance (such notice period, including any extension thereto in accordance with this Section 5.3(d)(ii), the “Acquisition Proposal Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of Section 5.3(d)(ii), including the identity of the Person or Group making such Superior Proposal, the material terms thereof and full copies of all agreements (including any related schedules, appendices, exhibits or other attachments) relating to such Superior Proposal, including any financing commitments relating thereto;

(3)  prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Acquisition Proposal Notice Period, have negotiated with Parent in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need to effect a Company Board Recommendation Change or termination of this Agreement pursuant to Section 8.1(h); provided, that in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms or form of consideration (or material terms relating to conditionality, termination and termination fees, regulatory efforts or financing) of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii) with respect to such new written notice, it being understood that the “Acquisition Proposal Notice Period” in respect of such new written notice will extend for the longer of three Business Days after the delivery of such new written notice and until the end of the original Acquisition Proposal Notice Period; and

(4)  at the end of the Acquisition Proposal Notice Period and prior to taking any such action, the Company Board has considered in good faith any such proposals by Parent to make revisions to the terms of this Agreement, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that (x) such Acquisition Proposal continues to constitute a Superior Proposal and (y) the failure to take such action would continue to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law, in each case if such changes proposed by Parent were to be given effect.

(e)  Notice. The Company shall as promptly as reasonably practicable (and, in any event, within 36 hours) notify Parent if any Acquisition Proposal or any inquiries, offers or proposals that could reasonably be expected to lead to an Acquisition Proposal are received by the Company, any of its Subsidiaries or any of its or their directors, officers or members of the deal team with respect to the Transactions or any financial advisor or outside legal counsel to the Company in connection with the Transactions (all of the foregoing collectively, the “Specified Group”) or of which any of them becomes aware. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal or inquiries, offers or proposals, (ii) a summary of the material terms and conditions of any such Acquisition Proposal or inquiries, offers or proposals, (iii) if applicable, copies of all proposed agreements relating to such Acquisition Proposal or inquiries, offers or proposals (and all other documents proposing any financial terms, form of consideration or material terms relating to conditionality, termination or termination fees, regulatory efforts or financing in connection with such Acquisition Proposal or inquiries, offers or proposals); (iv) if applicable, copies of all substantive written or electronic communications (and summaries of all substantive oral communications to the extent not already covered by the preceding materials) proposing financial terms, form of consideration, material terms relating to conditionality, termination or termination fees, regulatory efforts or financing in connection with such Acquisition Proposal or inquiries, offers or proposals, in each case provided by such Person or Group (or any of their Representatives) to the Company or any member of the Specified Group or of which they become aware (or by the Company or any of its Representatives to such Person or Group or any of their Representatives) (clauses (ii) through (iv), collectively, the “Specified Materials”). Thereafter, the Company shall (A) keep Parent reasonably informed, as promptly as practicable (and in any event within 36 hours), of each material change to the status of any such Acquisition Proposal or inquiries, offers or proposals and (B) provide Parent copies of all Specified Materials as promptly as practicable, and in any event within 36 hours, after their receipt from, or delivery to, such Person or Group or any of their Representatives, or of the awareness thereof, by the Company, any of its Subsidiaries or any member of the Specified Group. A breach by any member of the Specified Group of this Section 5.3(e) shall be deemed to be a breach by the Company of this Section 5.3(e) as though such action were taken by the Company. After the date of this Agreement, the Company and its Subsidiaries shall not enter into any Contract with any Person that prohibits or otherwise limits the Company from complying with its obligations in this Section 5.3(e) or Section 5.3(d).

(f)   Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act or from making disclosures to the Company Stockholders pursuant to applicable securities Laws with regard to the Transactions or an Acquisition Proposal, it being understood that nothing in the foregoing will be deemed to permit the Company or the Company Board (or a committee thereof) to make a Company Board Recommendation Change other than in accordance with Section 5.3(d) or eliminate or modify the effect that such disclosure would otherwise have under this Agreement.

5.4  No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give any Parent Entity, on the one hand, or any Company Entity, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Article VI
ADDITIONAL COVENANTS

6.1  Required Action and Forbearance; Efforts.

(a)  Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation, the Parent Entities shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company Entities shall (and shall cause their respective Subsidiaries to, if applicable), on the other hand, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions, (B) do (or cause to be done) all things, and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, the Voting Agreements and the Warrant Agreement Amendment, including by (i) causing the conditions to the Mergers set forth in Article VII to be satisfied and (ii) (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the transactions contemplated by this Agreement, the Voting Agreements and the Warrant Agreement Amendment.

(b)  No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Company nor any of its Subsidiaries shall be required to or shall without the prior written consent of Parent and neither Parent nor any of its Subsidiaries will be required to, agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), (ii) the provision of additional security (including a guaranty), or (iii) material conditions or obligations, including amendments to existing material conditions and obligations, in each case, in connection with the Mergers, including in connection with obtaining any consent pursuant to any Material Contract.

(c)  Limitations. Section 6.1(a) and (b) shall not apply to any matters relating to any Antitrust Laws or the FPA (including, for the avoidance of doubt, any matters involving the FTC, the DOJ or FERC), which shall be governed exclusively by the obligations set forth in Section 6.2 below.

6.2  Antitrust and Regulatory Matters.

(a)  Filings Under Antitrust and Regulatory Laws. Each Parent Entity shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, use their reasonable best efforts to (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Mergers as required by the HSR Act within ten Business Days following the date of this Agreement; and (ii) within fifteen Business Days following the date of this Agreement (A) file an application with FERC pursuant to Section 203 of the FPA and (B) file an informational filing with FERC pursuant to Schedule 2 of the PJM Tariff (relating to reactive supply and voltage control service) and a request for a waiver of the 90-day prior notice period with respect thereto. Each of Parent and the Company shall (1) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (2) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (3) supply (or cause to be supplied) any additional information that may be required or requested by the relevant Governmental Authorities; and (4) for the HSR Act and subject to the limitations set forth in Section 6.2(b), take (and cause their Affiliates to take) all action necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act, in each case as promptly as practicable and in any event prior to the Termination Date. Each Parent Entity shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding the Mergers in connection with such filings. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Mergers pursuant to the FPA or the HSR Act, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request; provided, that (x) no Party may stay, toll or extend any applicable waiting period under the HSR Act or enter into any agreement or understanding with any Governmental Authority with respect to the HSR Act without the permission of the other Parties, which shall not be unreasonably withheld, conditioned or delayed and (y) either Party may, with the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), cause both Parties to take all reasonable actions required to withdraw the Notification and Report Form relating to this Agreement and the Mergers as required by the HSR Act and to refile on a date agreed upon between outside counsel for Parent and the Company.

(b)  Avoidance of Impediments. Notwithstanding anything to the contrary contained in Section 6.2(a) (whether in relation to any Antitrust Law, the FPA, FERC or otherwise) or elsewhere in this Agreement, neither any Parent Entity nor any of their respective Affiliates shall be required to, and, without the prior written consent of Parent, the Company and its Subsidiaries shall not, agree to, offer, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any or all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of any of the Parent Entities or their respective Affiliates, or of the Company or any of its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of any of the Parent Entities or any of their respective Affiliates or of the Company or any of its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of any of the Parent Entities or any of their respective Affiliates, or of the Company or any of its Subsidiaries; or (iv) any other restrictions on the activities of any of the Parent Entities or any of their respective Affiliates or of the Company or any of its Subsidiaries, including the freedom of action of any of the Parent Entities or any of their respective Affiliates or of the Company or any of its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement. Without limiting the immediately preceding sentence, Parent shall oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that could restrain, prevent or delay any required consents applicable to the Merger, including by defending through litigation any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Authority. Notwithstanding the foregoing, nothing in this Agreement shall require the Company or any of its Subsidiaries or Affiliates to enter into any agreement or consent decree with the DOJ, FTC or any other Governmental Authority that is not conditioned on the Closing.

(c)  Cooperation. In furtherance and not in limitation of the foregoing, the Parties shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Mergers and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Mergers to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Mergers and any developments, meetings or substantive discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Mergers without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each Party may designate any non-public or competitively sensitive information (including trade secrets) provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public or competitively sensitive information; provided that each Party may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis, and that the Parties shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel” only basis, where this would cause such information to cease to benefit from legal privilege, or otherwise not be permitted under applicable Law or Contract.

(d)  Other Actions. Until the earlier to occur of (i) the termination of this Agreement pursuant to Article VIII and (ii) the satisfaction of the condition set forth in Section 7.1(b), the Parent Entities shall not, and shall cause each of their Affiliates not to, enter into, agree to enter into, or consummate any Contracts for an acquisition by stock purchase, merger, consolidation, purchase of assets or otherwise, of (A) the equity interests of any Person that has material operations relating to the development or operation of biogas projects in the United States or (B) assets or rights of any Person, which assets or rights are related to the development or operation of biogas projects in the United States, in each case to the extent any such entrance, agreement, or consummation would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Parent Entities to obtain the satisfaction of the condition set forth in Section 7.1(b); provided, that this Section 6.2(d) shall not be construed in any way to prevent or restrict any agreement for an offtake supply arrangement in the ordinary course of business of the Parent Entities or their Affiliates.

6.3  Proxy Statement and Other Required SEC Filings.

(a)  Proxy Statement. As promptly as practical following the date of this Agreement, the Company (with the assistance and cooperation of the Parent Entities as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting (it being agreed that the Company shall use its reasonable best efforts to do so within fourteen (14) calendar days after the date hereof). Subject to Section 5.3(d), the Company shall include the Company Board Recommendation in the Proxy Statement.

(b)  Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Mergers pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of the Parent Entities as reasonably requested by the Company) shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. Except for filings relating to matters referred to in Section 5.3 and that would not constitute a breach of Section 5.3, the Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without providing Parent and its counsel a reasonable opportunity to review and comment on such document, and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its respective counsel.

(c)  Furnishing Information. Each of the Company, on the one hand, and Parent Entities, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to any Party or any of their respective Affiliates should be discovered by the Company, on the one hand, or any Parent Entity, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(d)  Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and the Parent Entities and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e)  Notices. The Company, on the one hand, and Parent Entities, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith. The Company shall use its reasonable best efforts to respond to any comments received from the SEC or its staff on the Proxy Statement or any Other Required Company Filing as promptly as practicable after its receipt thereof, provided that the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such response, and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel.

(f)   Dissemination of Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement in definitive form to be disseminated to the Company Stockholders as promptly as reasonably practicable, and in no event more than two (2) Business Days, following the earlier of (i) confirmation from the SEC, orally or in writing, that it will not review, or that it has completed its review of, the Proxy Statement or (ii) expiration of the ten-day waiting period contemplated by Rule 14a-6(a) promulgated under the Exchange Act if the SEC has not informed the Company during such period that it intends to review, or is reviewing, the Proxy Statement.

6.4  Company Stockholder Meeting.

(a)  Call of Company Stockholder Meeting. The Company shall take all actions necessary to establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Requisite Stockholder Approval (the “Company Stockholder Meeting”) as promptly as practicable following the mailing of the Proxy Statement, including by conducting “broker searches” and providing notifications to the stock exchange in a timely manner that does not delay the Company Stockholder Meeting. Without limiting the foregoing, the date of the Company Stockholder Meeting shall not be scheduled for a date that is more than thirty (30) calendar days following the initial mailing of the definitive Proxy Statement to the Company Stockholders. Without the prior consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure, including adjournment or postponement thereof, and matters required by Law to be voted on by the Company Stockholders in connection with the adoption of this Agreement, including a “Say-on-Golden-Parachute” vote) that the Company shall propose to be acted on by the Company Stockholders at the Company Stockholder Meeting. Subject to Section 5.3(d) and unless there has been a Company Board Recommendation Change in compliance with Section 5.3(d), the Company shall use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval; provided that any Company Board Recommendation Change shall not relieve the Company from its obligations to establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting in accordance with this Section 6.4. The Company shall use its reasonable best efforts to keep Parent informed on a reasonably current basis and upon Parent’s written request regarding its solicitation efforts and voting results following the mailing of the definitive Proxy Statement.

(b)  Adjournment of Company Stockholder Meeting. The Company shall not adjourn or postpone the Company Stockholder Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), provided that the Company shall postpone or adjourn the Company Stockholder Meeting (i) to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting (provided that, without the prior written consent of Parent, all such postponements and adjournments under clause (i) or this clause (ii) may not be cumulatively to a date that is later than the earlier of (A) 45 days following the originally scheduled date of the Company Stockholder Meeting and (B) the date that is three Business Days prior to the Termination Date); (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by a specific Order or a specific request from the SEC or its staff (provided that, without the prior consent of Parent, each such postponement or adjournment under this clause (iii) may be for no more than the amount of time specified in such Order or request); or (iv) if the Company Board has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholder Meeting in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders (including, if in compliance with Section 5.3(d), in connection with any Company Board Recommendation Change), provided that, without the prior written consent of Parent, no individual postponement and adjournment under this clause (iv) may be for more than ten Business Days and, in any event, may not be to a date that is later than three Business Days prior to the Termination Date. In no event will the record date of the Company Stockholder Meeting be changed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), unless required by applicable Law.

6.5  Anti-Takeover Laws. The Company and the Company Board shall (a) take reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation (including Section 203 of the DGCL) is or becomes applicable to any of the Mergers or other transactions contemplated by this Agreement, the Voting Agreements or the Warrant Agreement Amendment; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to any of the Mergers or the other transactions contemplated by this Agreement, the Voting Agreements or the Warrant Agreement Amendment, take reasonable actions within their power to ensure that the Mergers and the other transactions contemplated by this Agreement, the Voting Agreements and the Warrant Agreement Amendment may be consummated as promptly as reasonably practicable on the terms contemplated hereby and thereby and otherwise to minimize the effect of such statute or regulation on the Mergers and the other transactions contemplated by this Agreement, the Voting Agreements and the Warrant Agreement Amendment.

6.6  Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, subject to restrictions or limitations as a result of COVID-19 or any COVID-19 Measures, afford Parent reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound would cause a breach or a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to such Contract; or (d) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons, provided that, in each case, the Company shall (A) give notice to Parent of the fact that it is withholding such information or documents and (B) use its reasonable best efforts to (1) obtain the required consent of any third party to provide such access, document or information and (2) design and implement alternative disclosure arrangements to enable Parent and its Representatives to evaluate any such information (or as much of it as possible) without triggering any of the foregoing clauses (a) through (d). Nothing in this Section 6.6 shall be construed to require the Company, any of its Subsidiaries or any of their respective representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.6 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable safety and security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor or ambient air, or other environmental media. All requests for access pursuant to this Section 6.6 must be directed to the General Counsel of the Company, or another person designated in writing by the Company.

6.7  Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock, Company RSUs or Company PSUs) in connection with the Mergers by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.8  Company Indebtedness. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, deliver notices of prepayment and notices of termination of commitments (including any certifications or calculations to be provided therewith), in each case, only to the extent such notices of prepayment and notices of termination of commitments are not prohibited under the relevant documents from being conditioned on the occurrence of the Closing, with respect to the Company Credit Agreement and the Assai Notes, in each case relating to the prepayment in full of outstanding Indebtedness under the Company Credit Agreement and the Assai Notes and any other Payoff Indebtedness at the Closing, and the Company shall, and shall cause its Subsidiaries to, deliver all notices relating to the unwinding and settlement by the Company and its Subsidiaries as of the Effective Time of all interest rate swaps relating to the outstanding Indebtedness under the Company Credit Agreement and the Assai Notes and any other Payoff Indebtedness; provided that, the Company and its Subsidiaries shall have no obligation to deliver any notice that is not expressly conditioned upon the occurrence of the Closing. The Company and its Subsidiaries shall use their reasonable best efforts to (a) obtain and deliver to Parent prior to the Closing payoff letters in customary form from the lenders (or their applicable representative) with respect to the Company Credit Agreement (or any similar Payoff Indebtedness) stating the amounts required to pay in full all Indebtedness thereunder at the Closing, (b) obtain and deliver to Parent documents in customary form acknowledging the termination of obligations and release of Liens related to the Assai Notes (or any similar Payoff Indebtedness) from the collateral agent with respect thereto upon the payoff of the Assai Notes (or such Payoff Indebtedness, as applicable) and (c) obtain and deliver to Parent prior to the Closing such documentation from the counterparties to such interest rate swaps acknowledging the unwinding and settlement of such swaps without further liability on the part of the Company and its Subsidiaries subject to their payment on the Closing Date of the amounts specified therein. The Company shall use reasonable best efforts to assist Parent in the payoff or prepayment in full, as applicable, of all Company Indebtedness and Payoff Indebtedness as of the Effective Time, the termination of the Company Credit Agreement, the Assai Notes and all other Payoff Indebtedness as of the Effective Time and the release any related Liens, guaranties and other credit support upon the occurrence of such payoff or prepayment and the unwinding and settlement in full of such interest rate swaps as of the Effective Time (provided that no such notice of prepayment, payoff or prepayment shall be required that is not contingent on the occurrence of the Closing). Without limiting the generality of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent at least three Business Days prior to the Closing Date draft payoff letters, termination acknowledgments, release documentation and unwind and settlement documentation, and the Company shall give due consideration to all reasonable comments thereto by Parent or its counsel.

6.9  Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)  Indemnified Persons. The Surviving Entities and their Subsidiaries shall (and Parent shall cause the Surviving Entities and their Subsidiaries to), subject to applicable Law, honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements, existing on the date hereof and true and complete copies of which have been made available to Parent, between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors, officers or employees, on the other hand (each, together with such Person’s heirs, executors and administrators, a “Contractually Indemnified Person” and, collectively, the “Contractually Indemnified Persons”) with respect to acts or omissions by a Contractually Indemnified Person occurring at or prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Entities and their Subsidiaries shall (and Parent shall cause the Surviving Entities and their Subsidiaries to), subject to applicable Law, cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses with regard to acts or omissions by Indemnified Persons occurring at or prior to the Effective Time that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Company and the Subsidiaries of the Company, as the case may be, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by applicable Law.

(b)  Indemnification Obligation. Without limiting the generality of the provisions of Section 6.9(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Entities and their Subsidiaries shall (and Parent shall cause the Surviving Entities and their Subsidiaries to) indemnify and hold harmless, subject to and to the fullest extent permitted by applicable Law, each current or former director and officer (and any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time) (each such Person, together with such Person’s heirs, executors and administrators, a “Indemnified Person”) from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director or officer of the Company or such Subsidiary prior to the Effective Time; and (ii) any action or omission (including the approval of this Agreement and the Transactions) and alleged action or omission, occurring at or prior to the Effective Time, in such Indemnified Person’s capacity as a director or officer of the Company or any of its Subsidiaries, or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director or officer, trustee or fiduciary of another Person), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.9(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Entities shall advance all reasonable fees and expenses (including reasonable fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise, or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification is being sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liability arising out of such Legal Proceeding or such Indemnified Person otherwise consents in writing thereto (such consent not to be unreasonably withheld or delayed).

(c)  D&O Insurance. Parent (or its designated Affiliate) shall purchase a prepaid “tail” policy with respect to the Company’s current directors’ and officers’ liability insurance, to be effective as of the Effective Date, from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Premium”), and Parent shall cause such policy to be maintained in full force and effect for a period of no less than six years after the Effective Time. Prior to purchasing such “tail policy”, Parent shall allow the Company to review the terms of such “tail” policy and shall consider in good faith any comments made by the Company. If Parent (or its designated Affiliate) are unable to obtain the “tail” policy for an aggregate cost less than or equal to the Maximum Premium, Parent (or its Affiliate) shall instead obtain as much comparable insurance as possible for a premium equal to the Maximum Premium.

(d)  Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions shall be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.9.

(e)  No Impairment. The obligations set forth in this Section 6.9 may not be terminated, amended or otherwise modified in any manner that adversely affects any Contractually Indemnified Person or any Indemnified Person (or any other Person who is a beneficiary pursuant to the “tail” policy referred to in Section 6.9(c) (and their respective successors, heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Person. Each of the Contractually Indemnified Persons, the Indemnified Persons or Other Indemnified Persons are intended to be third-party beneficiaries of this Section 6.9, with full rights of enforcement of this Section 6.9 as if a Party. The Parties and the Surviving Entities agree that the rights of the Contractually Indemnified Persons, the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.9 will be in addition to, and not in substitution for, any other rights that such Persons may have, subject to applicable Law, pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(f)   Other Claims. Nothing in this Agreement is intended to, or shall be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.10  Employee Matters.

(a)  Acknowledgement. Parent hereby acknowledges and agrees that a “change in control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time and Parent will interpret the provisions of each of the Employee Plans in good faith and, in any event, substantially consistent with the manner in which the applicable Employee Plan has been interpreted in the past (unless otherwise required pursuant to applicable Law).

(b)  Existing Arrangements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume and honor all of the Employee Plans, including Contracts with Company Service Providers (including Contracts entered into after the date hereof) in accordance with their terms as in effect immediately prior to the Effective Time.

(c)  Employment; Benefits. For a period of twelve months following the Effective Time (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee, for so long as such Continuing Employee remains employed by Parent or its Subsidiaries (including the Surviving Corporation or its Subsidiaries) (i) a base salary or wage rate, as applicable, that is no less favorable than that applicable to such Continuing Employee immediately before the Effective Time and (ii) cash target incentive opportunities (including bonus and commission opportunities, but excluding any one-time, special or non-recurring bonuses and the ability to receive bonuses in the form of Company Common Stock (except for annual bonuses in respect of fiscal year 2022)), allowances or other payments and equity or equity-based target incentive opportunities (excluding any one-time, special or non-recurring equity or equity-based opportunities) and all other employee benefits that are substantially comparable in the aggregate to those in effect for such Continuing Employee immediately before the Effective Time. Without limiting the generality of the foregoing, during the Continuation Period, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) provide severance benefits and payments to eligible employees as set forth in Section 6.10(c) of the Company Disclosure Letter.

(d)  New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or within a period of twelve months commencing immediately after the Effective Time (each such plan, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use reasonable best efforts to the extent permitted by the terms of each New Plan and applicable Law to cause to be granted to each Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance entitlement or termination pay), except that such recognition of service will not apply for (i) purposes of any equity or equity-based plans (including any entitlement to equity acceleration in connection with retirement), (ii) purposes of any plan that provides retiree welfare benefits, (iii) purposes of benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement pension plan benefits, (iv) to the extent that it would result in duplication of coverage or benefits for the same period of service or (v) for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. In addition, and without limiting the generality of the foregoing, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use reasonable best efforts to the extent permitted by the terms of each New Plan and applicable Law so that (1) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding existing benefit or compensation plan, program, policy, arrangement or agreement that is available to any Continuing Employee immediately prior to the Effective Time (each such plan, an “Old Plan”); (2) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents, unless and to the extent the individual, immediately prior to entry in such plan, was subject to such conditions under the comparable Old Plan; (3) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plan ending on the date that Continuing Employees’ participation in the corresponding New Plan begins, but only to the extent there is any overlap between the plan year of the Old Plan and corresponding New Plan, to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (4) for purposes of each New Plan that is a flexible spending account plan, such New Plans credit the accounts of the Continuing Employees pursuant to any New Plan that is a flexible spending account plan with any unused balances in the account of such Continuing Employees under the Old Plan that is a flexible spending account plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will be subject to the terms and conditions of the Company’s vacation or paid time off policies in effect as of immediately prior to the Effective Time. Parent and the Surviving Corporation shall be solely responsible for any and all obligations under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9.

(e)  Company Incentive Plans. With respect to each of the Company’s annual cash incentive plans (each, a “Company Incentive Plan”), for the fiscal year in which the Effective Time occurs, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to each Continuing Employee who remains employed with Parent, the Surviving Corporation or their respective Affiliates through the end of such fiscal year, at the same time or times that Parent, the Surviving Corporation or their applicable Affiliate pays annual bonuses in respect of such fiscal year to other similarly situated employees thereof, but in no event later than March 15 immediately after the end of such fiscal year, a bonus for such fiscal year (the “Annual Bonus”) that is equal to the Annual Bonus that such Continuing Employee is entitled to receive under the applicable Company Incentive Plan based on actual level of achievement of the applicable performance criteria for such fiscal year (as determined after giving appropriate effect to the Transactions). Notwithstanding anything to the contrary in the foregoing and unless otherwise provided in an applicable Employee Plan, if a Continuing Employee’s employment is terminated without “Cause” or due to the Continuing Employee’s resignation with “Good Reason” (as each term is defined in Section 6.10(e) of the Company Disclosure Letter) before payment of the Annual Bonus (each, a “Qualifying Termination”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to such Continuing Employee, no later than ten (10) days following the date of such Qualifying Termination, a pro-rated portion of the target Annual Bonus that such Continuing Employee would have been entitled to receive under the applicable Company Incentive Plan for such fiscal year if such Continuing Employee had remained employed, with such proration based on the relative portion of the fiscal year during which such Continuing Employee was employed with the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

(f) Company Service Provider Communications. Prior to the Closing, the Company shall use its reasonable best efforts to (x) provide Parent a reasonable opportunity to review in advance, and consider in good faith any comments on, any formal or informal written material communication (including any electronic communication) and (y) consult with Parent prior to any formal or informal oral material communication (e.g., town halls), in each case, by the Company regarding the Transactions or post-Closing employee benefit plans and compensation in connection with this Agreement that is intended for broad-based and general distribution to Company Service Providers. In each case, the Company will provide to Parent the final copy or script, as applicable, of each such communication distributed or made to Company Service Providers. Notwithstanding anything to the contrary in this Section 6.10(f), the Company may issue communications that are consistent with (i) communications previously approved by Parent or specifically contemplated by this Agreement (without any material deviations) or (ii) prior press releases, public announcements, public statements or other public disclosures made by Parent or the Company in compliance with this Agreement; provided, however, that in no event shall any communications made or distributed by the Company to Company Service Providers contemplate or promise actions that are prohibited by Section 5.2. Following the date hereof, the Company and Parent shall cooperate in good faith for the purpose of preparing for the on-boarding and transition of Continuing Employees, including the Company providing information related to such Continuing Employees’ roles, compensation and benefits as reasonably requested by Parent.

(g)  No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.10 will not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, to terminate any Continuing Employee; (ii) amend any Employee Plan; provided, that, nothing in this Section 6.10 will prohibit Parent or the Surviving Corporation from amending or terminating any Employee Plans, subject to and in accordance with their terms or if otherwise required pursuant to applicable Law; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof) or any other Person (other than the Parties).

6.11  Obligations of Merger Sub and Opco Merger Sub. Parent shall take all action necessary to cause Merger Sub, Opco Merger Sub and the Surviving Entities to perform their respective obligations pursuant to this Agreement. The Parent Entities shall be jointly and severally liable for the failure by any of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement, and the Company Entities shall be jointly and severally liable for the failure by any of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.12  Public Statements and Disclosure. The initial press releases with respect to the execution of this Agreement shall be in the form reasonably agreed to by the Parties, and following such initial press releases, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Mergers and shall consider in good faith the comments of the other with respect thereto and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice as is feasible); provided, that such consultation shall not apply with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.12; provided, further, that the restrictions set forth in this Section 6.12 shall not apply to (i) the extent relating to matters referred to in Section 5.3(d) and made in compliance therewith or (ii) in connection with any dispute between the parties regarding this Agreement or the Mergers.

6.13  Transaction Litigation. Prior to the Effective Time, the Company will use reasonable best efforts to provide Parent with prompt notice of all Transaction Litigation to which the Company, any of its Affiliates or any of their respective current or former directors, officers, advisors or employees is a defendant (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement and prosecution of any such Transaction Litigation; and (b) reasonably consult with Parent with respect to the defense, settlement and prosecution of any such Transaction Litigation, including by reasonably consulting with Parent in advance of, and providing copies to Parent and an opportunity to comment in advance of, filings, submissions, written communications or appearances in any such Transaction Litigation and considering in good faith the comments and advice of Parent. The Company may not compromise or settle, or offer, propose or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in advance in writing. The Company shall not commence any Transaction Litigation as a plaintiff without the prior written consent of Parent. Notwithstanding the foregoing, Transaction Litigation with a Governmental Authority arising under Antitrust Laws or the FPA shall be governed by Section 6.2, rather than this Section 6.13.

6.14  Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.15  Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.16  Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, the Voting Agreements or the Warrant Agreement Amendment, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation and Parent, taken as a whole, or (b) if it obtains knowledge of any breach by such Party of its representations, warranties and covenants hereunder that is reasonably likely to result in any of the conditions set forth in Sections 7.2(a) or (b) or Sections 7.3(a) or (b) not being able to be satisfied prior to the Termination Date; provided that the delivery of any notice pursuant to this Section 6.16 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The Company shall also (i) give Parent prompt notice of any material safety or operational incident, casualty or other similar occurrence relating to any of the Company’s projects and, upon Parent’s written request, shall keep Parent reasonably informed of the status of the Company’s projects and the achievement of commercial operation with respect to any Company project and (ii) notify Parent as soon as practical of any violation (or notice of violation) of Environmental Laws or employee health and safety laws, except where (A) the maximum exposure under such notice of violation is not reasonably expected to exceed $10,000 in the aggregate per such notice of violation or (B) there is no impact to personal or process safety. Notwithstanding anything to the contrary in this Agreement, the failure to deliver any notice pursuant to this Section 6.16, in and of itself, shall not cause any of the conditions to the Mergers to fail to be satisfied or give rise to any right of Parent to terminate this Agreement, and any Party’s failure to comply with this Section 6.16 will not be taken into account for purposes of determining whether any conditions set forth in Article VII to consummate the Mergers have been satisfied.

6.17  Tax Matters.

(a)  Additional Cooperation on Tax Matters. From and after the Closing, Parent, the Company, Opco and the Person designated as the “Unitholder Representative” pursuant to the Unitholder Representative Engagement Letter (the “Unitholder Representative”) shall reasonably cooperate, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes, in each case to the extent such cooperation is reasonably related to the preparation of Tax Returns. Such cooperation shall include the provision of estimates of taxable income to the unitholders of Opco for the taxable period (or portion thereof) ending on the Closing Date to the extent reasonably available to Parent and necessary to allow such unitholders to make estimated tax payments in respect of their ownership of Opco for such period and the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding. The Unitholder Representative, on behalf of the members of Opco, is intended to be a third-party beneficiary of this Section 6.17, with full rights of enforcement as if a Party.

(b)  Preparation of Tax Returns. Parent shall prepare and file, or cause to be prepared and filed, all income Tax Returns of Opco and its Subsidiaries the income shown on which is reflected on the Tax Returns of any member of Opco or any of its direct or indirect equityholders on a “pass-through” basis for all Pre-Closing Tax Periods and Straddle Periods that are due after the Closing (each, a “Pass-Through Income Tax Return”). Each Pass-Through Income Tax Return shall be prepared in accordance with the past practice of Opco and its Subsidiaries, unless otherwise required by Law or this Agreement, and shall reflect any Transaction Tax Deductions as deductions in the Pre-Closing Tax Period to the extent permitted by applicable Law. No later than thirty (30) days prior to the due date of any Pass-Through Income Tax Return, Parent shall provide to the Unitholder Representative a draft of such Pass-Through Income Tax Return for the Unitholder Representative’s review and comment, and Parent shall consider any reasonable comments in good faith.

(c)  Opco Push-Out Election. In the event an audit of Opco by the IRS with respect to any taxable year in which Section 6221 through 6234 of the Code, as modified by the Bipartisan Budget Act of 2015, is effective and results in a notice of final partnership adjustment, the Unitholder Representative shall reasonably cooperate to the extent requested by Parent to cause Opco and the “partnership representative” (as described in Section 6223 of the Code) of Opco (and the “designated individual” (as described in Treasury Regulations Section 301.6223-1) of Opco, as applicable), to make a timely election under Section 6226(a) of the Code to treat a “partnership adjustment” as an adjustment to be taken into account by each applicable holder (or former holder) of Opco Units in accordance with Section 6226(b) of the Code (and any corresponding elections under state and local Law), in each case to the extent such election is available.

(d)  Audits of Tax Returns. Parent shall notify the Unitholder Representative promptly upon becoming aware of any audit or examination regarding any Pass-Through Income Tax Return and for which the Specified Opco Holders would be liable for the related Tax, including under Section 6.17(c) (each, a “Tax Audit”). Parent shall have the right to control each Tax Audit; provided, however, that (i) the Unitholder Representative will have the right to participate in any such Tax Audit, provided that the cost and expense of such third-party shall be split proportionate to the ownership interests of the Company and the Specified Opco Holders in Opco immediately prior to the Closing, (ii) Parent shall keep the Unitholder Representative reasonably notified regarding the progress of such Tax Audit, and (iii) to the extent any proposed settlement or compromise of a Tax Audit would result in a Tax liability of the Specified Opco Holders, Parent shall not settle or compromise such Tax Audit without the prior written consent of the Unitholder Representative (not to be unreasonably withheld, conditioned or delayed).

(e)  No Amendments or Restatements. Except where an action described in this Section 6.17(e) would not reasonably be expected to increase the Tax liability of any Specified Opco Holder, Parent and its Affiliates (including the Company, Opco and their respective Subsidiaries) shall not (i) without the prior written consent of the Unitholder Representative (not to be unreasonably withheld, conditioned or delayed), (A) file any restatement or amendment of, or modification to any Tax Return for Opco or any of its Subsidiaries with respect to any Pass-Through Income Tax Return for a Pre-Closing Tax Period, (B) make or change any Tax election or accounting method for or with respect to, or that has retroactive effect to, any Pre-Closing Tax Period or Straddle Period of Opco or any of its Subsidiaries, including in connection with any audit or examination with respect to any Pass-Through Income Tax Return, other than as provided under Section 6.17(c), (C) make any election under Section 336 or 338 of the Code with respect to Opco or any of its Subsidiaries in connection with the Transactions, (D) take any action with respect to Taxes that would adversely and disproportionately affect the Specified Opco Holders or (E) extend or waive any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pass-Through Income Tax Return (other than if requested by a taxing authority in connection with a Tax audit or examination) and (ii) without providing reasonable notice to the Unitholder Representative, (A) extend or waive any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pass-Through Income Tax Return if requested by a taxing authority in connection with a Tax audit or examination or (B) voluntarily approach any Taxing Governmental Authority or initiate any “voluntary disclosure” with respect to any Tax matter that would reasonably be expected to affect the Specified Opco Holders.

(f)   Purchase Price Allocation. The consideration (including amounts treated as consideration for U.S. federal income Tax purposes) payable to the holders of Opco Units in respect of their Opco Units pursuant to this Agreement shall be allocated among the assets of Opco in accordance with the principles of Section 755 of the Code and the Treasury Regulations thereunder. Within 90 days after the Closing Date, Parent shall prepare and deliver to the Unitholder Representative for its review a draft allocation statement (the “Allocation Statement”), which shall include a description of the amount of consideration allocated to property described in Section 751(a) of the Code, and Parent shall consider in good faith any reasonable comments to the Allocation Statement received by the Unitholder Representative within 30 days of receipt thereof. The parties (i) shall file or cause to be filed all Tax Returns in a manner consistent with the final Allocation Statement and (ii) shall not take any position for Tax purposes that is inconsistent with the final Allocation Statement, except, in each case, as required by applicable Law.

Article VII
CONDITIONS TO THE MERGERS

7.1  Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to consummate the Mergers are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)  Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval at the Company Stockholder Meeting.

(b)  Antitrust Laws. The waiting periods applicable to the Mergers pursuant to the HSR Act, and any timing agreement between a Party and a Governmental Authority not to consummate the Mergers, shall have expired or otherwise been terminated.

(c)  FERC Authorization. The Parties shall have received FERC authorization pursuant to Section 203 of the FPA for the Transactions and the prior notice period shall have lapsed or been waived by FERC with respect to Schedule 2 of the PJM Tariff.

(d)  No Prohibitive Laws or Injunctions. No Law or Order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction (“Legal Restraint”) prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Mergers shall have been enacted, entered, promulgated or enforced and be continuing in effect.

7.2  Conditions to the Obligations of Parent Entities. The obligations of Parent Entities to consummate the Mergers shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)  Representations and Warranties. (i) The representations and warranties of the Company Entities set forth in Section 3.1 (solely with respect to the first sentence thereof), Section 3.2 (solely with respect to subsections (a) through (d) thereof), Section 3.3(a), Section 3.3(c), Section 3.3(d), Section 3.6(d), Section 3.6(e) and Section 3.24 shall be true and correct in all material respects on the date of this Agreement and on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date), (ii) the representations and warranties of the Company Entities set forth in Section 3.6(a) and Section 3.6(b) shall be true and correct in all respects except for de minimis inaccuracies on the date of this Agreement and on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects only as of such earlier date), (iii) the representations and warranties of the Company Entities set forth in Section 3.11(b) shall be true and correct in all respects on the date of this Agreement and on the Closing Date as if made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects only as of such earlier date), and (iv) the other representations and warranties of the Company Entities set forth in Article III of this Agreement shall be true and correct on the date of this Agreement and on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct only as of such earlier date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b)  Performance of Obligations of the Company Entities. The Company Entities shall have performed and complied in all material respects with the covenants and obligations of this Agreement required to be performed and complied with by them at or prior to the Closing.

(c)  Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred or arisen after the date of this Agreement that is continuing.

(d)  Officer’s Certificate. Parent Entities shall have received a certificate of the Company Entities, validly executed for and on behalf of the Company Entities and in their respective names by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3  Conditions to the Company Entities’ Obligations to Effect the Mergers. The obligations of the Company Entities to consummate the Mergers are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)  Representations and Warranties. The representations and warranties of Parent Entities set forth in this Agreement shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) on the date of this Agreement and on the Closing Date as if made on such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty need only be so true and correct as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of the Parent Entities to perform their obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b)  Performance of Obligations of Parent Entities. The Parent Entities shall have performed and complied in all material respects with the covenants and obligations of this Agreement required to be performed and complied with by them at or prior to the Closing.

(c)  Officer’s Certificate. The Company shall have received a certificate of the Parent Entities, validly executed for and on behalf of the Parent Entities and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

8.1  Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)  at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b)  by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if any Legal Restraint having the effect set forth in Section 7.1(d) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the enactment, entrance, promulgation, enforcement, issuance, effectiveness or existence of such Legal Restraint was primarily due to the failure of such Party to perform any of its obligations under this Agreement;

(c)  by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on July 16, 2023 (such date and time, as it may be extended pursuant to the proviso to this Section 8.1(c), the “Termination Date”); provided, however, that if as of the Termination Date any of the conditions set forth in Section 7.1(d) (solely to the extent such condition has not been satisfied due to a Legal Restraint arising under any Antitrust Law or because FERC has not yet issued an order pursuant to Section 203 of the FPA authorizing the Transactions), Section 7.1(b) or Section 7.1(c) shall not have been satisfied or waived, the Termination Date shall be automatically extended until the date that is three (3) months after the original Termination Date, and such date, as so extended, shall be the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose material breach of any provision of this Agreement has been the primary cause of the failure of the Mergers to be consummated prior to the Termination Date;

(d)  by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Company Merger;

(e)  by Parent, if any Company Entity has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.2(a) or (b) and (B) is not capable of being cured, or is not cured, by such Company Entity on or before the earlier of (x) the Termination Date and (y) the date that is 45 days following Parent’s delivery of written notice to such Company Entity of such breach; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if any Parent Entity is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement;

(f)   by Parent, if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g)  by the Company, if any Parent Entity has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.3(a) or (b) and (B) is not capable of being cured, or is not cured, by such Parent Entity on or before the earlier of (x) the Termination Date and (y) the date that is 45 days following the Company’s delivery of written notice to such Parent Entity of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if any Company Entity is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement; or

(h)  by the Company, at any time prior to receiving the Requisite Stockholder Approval, in order to concurrently enter into a binding written definitive Alternative Acquisition Agreement providing for a Superior Proposal, if (i) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal and (ii) the Company pays to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(iii) prior to or concurrently with such termination.

8.2  Manner and Notice of Termination; Effect of Termination.

(a)  Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b)  Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or representative of such Party) to the other Parties, as applicable, except that this Section 8.2, Section 8.3 and Article IX shall each survive the termination of this Agreement. Notwithstanding anything in this Agreement to the contrary, no termination of this Agreement (or payment of any Company Termination Fee or Parent Termination Fee) will relieve any Party from any liability for fraud or any Willful and Material Breach of this Agreement by such Party prior to termination. In the event that the Company has received the Parent Termination Fee and is otherwise entitled to monetary damages on account of fraud or Willful and Material Breach of this Agreement by Parent in an amount in excess of such Parent Termination Fee, then the amount of the Parent Termination Fee shall be credited and offset against the amount of such damages. In the event that Parent has received the Company Termination Fee and is otherwise entitled to monetary damages on account of fraud or Willful and Material Breach of this Agreement by any of the Company Entities in an amount in excess of such Company Termination Fee, then the amount of the Company Termination Fee shall be credited and offset against the amount of such damages. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3  Fees and Expenses.

(a)  General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Mergers shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(d), Parent shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, gains, real property transfer and other similar Taxes or fees, in each case, of the Company or Opco arising out of or in connection with entering into this Agreement and the consummation of the Mergers.

(b)  Company Payments.

(i)  If (A) this Agreement is validly terminated pursuant to (x) Section 8.1(c) (provided that, at the Termination Date, (i) the Requisite Stockholder Vote has not been obtained at or prior to the Termination Date or the Company Stockholder Meeting has not been held prior to the Termination Date (and, in the case of such termination, the Parent Termination Fee is not payable) or (ii) Parent has the right terminate pursuant to Section 8.1(e)), (y) Section 8.1(d) or (z) Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, an Acquisition Proposal is publicly announced or disclosed and, in the case of a termination either under Section 8.1(d) or a termination under Section 8.1(c) or 8.1(e) when either party has the right to terminate under Section 8.1(d), such Acquisition Proposal is not withdrawn or otherwise abandoned (without qualification) at least one Business Day before such vote is taken on the adoption of this Agreement; and (C) within twelve months following such termination of this Agreement, either an Acquisition Transaction (which need not be the Acquisition Transaction referenced in clause (B)) is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated (which consummation may be outside of such twelve-month period) (or is subsequently terminated before consummation but a subsequent Acquisition Transaction is entered into in connection with the termination of such Acquisition Transaction and such subsequent Acquisition Transaction is subsequently consummated), then the Company shall upon such consummation pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(ii)  If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company shall promptly (and in any event within three Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)  If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company shall prior to or concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)  Parent Payments. If this Agreement is validly terminated by Parent or the Company pursuant to Section 8.1(b) (solely to the extent such Legal Restraint is in respect of, pursuant to or arising under any Antitrust Law or because FERC has not yet issued an order pursuant to Section 203 of the FPA authorizing the Mergers) or Section 8.1(c) and, in either case, as of the time of such termination, (i) the conditions set forth in at least one of Section 7.1(b), Section 7.1(c) or Section 7.1(d) (with respect to Section 7.1(d), solely to the extent such condition has not been satisfied due to a Legal Restraint in respect of, pursuant to or arising under any Antitrust Law or because FERC has not yet issued an order pursuant to Section 203 of the FPA authorizing the Mergers) shall have not have been satisfied or waived and (ii) all other conditions (other than any condition described in clause (i) above) to the obligations of Parent Entities to effect the Mergers set forth in Section 7.1 and Section 7.2 have been satisfied or waived (or, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions are capable of being satisfied if the Closing were to occur), then Parent shall promptly (and in any event within three Business Days) following such termination pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d)  Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee, or Parent will be required to pay the Parent Termination Fee, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as the case may be, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)  Sole Remedy. Subject to the Parent Entities’ right to specific performance pursuant to Section 9.8, the Company Termination Fee, to extent it becomes payable and is paid by the Company, together with any amounts that may be payable by the Company under Section 8.3(f), shall be the sole and exclusive remedy of the Parent Entities against the Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of the Company Termination Fee in accordance with this Agreement (together with any amounts that may be payable by the Company pursuant to Section 8.3(f)), none of the Company Related Parties shall have any further liability or obligation to any Parent Entity relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except (i) that the Parties shall remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreement, (ii) as provided in Section 8.2(b) and (iii) without prejudice to Parent’s rights and remedies under the Voting Agreements). Subject to the Company Entities’ right to specific performance pursuant to Section 9.8, the Parent Termination Fee, to extent it becomes payable and is paid by Parent, together with any amounts that may be payable by Parent under Section 8.3(f), shall be the sole and exclusive remedy of the Company Entities against the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of the Parent Termination Fee in accordance with this Agreement (together with any amounts that may be payable by Parent pursuant to Section 8.3(f)), none of the Parent Related Parties shall have any further liability or obligation to any Company Entity relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except (i) that the Parties shall remain obligated with respect to, and the Company may be entitled to remedies with respect to, the Confidentiality Agreement or (ii) as provided in Section 8.2(b)). The Company Related Parties and the Parent Related Parties are intended third party beneficiaries of this Section 8.3(e).

(f)   Payment Default. Each Party acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement. Accordingly, (i) if the Company fails to pay promptly the amount due pursuant to Section 8.3(b) or (ii) if Parent fails to pay promptly the amount due pursuant to Section 8.3(c) (any such amount due, a “Payment”), and, in order to obtain such Payment, the Party entitled to receive such Payment (for purposes of this paragraph (f), the “recipient”) commences a Legal Proceeding which results in a judgment against the party obligated to make such Payment (for purposes of this paragraph (f), the “payor”) for the applicable Payment, or any portion thereof, the payor shall pay to the recipient its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on the amount of the Payment at an annual interest rate equal to the prime rate (as published in The Wall Street Journal or other authoritative source on the date that such payment or portion thereof was required to be made) through the date that such payment or portion thereof was actually received.

8.4  Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Party (pursuant to authorized action by the Company Board (or a committee thereof)), except that if the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5  Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that each of the Parent Entities and the Company Entities, respectively, shall be deemed to be a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement shall not constitute a waiver of such right.

Article IX
GENERAL PROVISIONS

9.1  Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2  Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered hereunder (i) when delivered, if delivered personally to the intended recipient; (ii) upon receipt of proof of delivery, if delivered by an internationally recognized overnight courier service; or (iii) when sent, if sent by electronic mail (provided that no “bounce back”, unsuccessful delivery or similar message is received with respect thereto), in each case to the intended recipient as set forth below:

if to the Parent Entities to:

BP Products North America Inc.

30 South Wacker Dr. Suite 900

Chicago, IL 60606

Attn:  GOA Legal Notices

Phone: +1 (832) 619 4894

E-mail: GOALegalNotices@bp.com

with a copy (which will not constitute notice) to:

BP Products North America Inc.

c/o BP America Inc.

501 Westlake Park Blvd

Houston, TX 77024

Attn:  Matt Bueninck – Vice President M&A Americas

Phone:

E-mail:

if to the Company Entities (prior to the Effective Time) to:

Archaea Energy Inc.

4444 Westheimer Road

Suite G450

Houston, TX 77027
Attn:   Edward Taibi
E-mail:

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Attn:	David B. Feirstein, P.C.
Steven Y. Li
Email:	david.feirstein@kirkland.com steven.li@kirkland.com

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002

Attn:	Cyril V. Jones, P.C.
Email:	cyril.jones@kirkland.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3  Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4  Confidentiality. The Parties hereby acknowledge that Parent and the Company have previously executed the Amended and Restated Confidentiality and Non-Disclosure Agreement, dated August 8, 2022 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms; provided that the standstill undertaking by Parent contained therein shall be deemed to have expired on the date hereof. Each of the Parent Entities and their respective representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to the Parent Entities or their respective representatives in connection with the Mergers in accordance with the Confidentiality Agreement. By executing this Agreement, each Parent Entity agrees to be bound by, and to cause their representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5  Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement and the Company Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement shall (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto; provided that the standstill undertaking by Parent contained therein shall be deemed to have expired on the date hereof.

9.6  Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.9, Section 6.17 or Section 8.3(e), or (b) if the Closing occurs, for the right (i) of the holders of Company Common Stock or Opco Units to receive the Per Share Price and (ii) of Equity Award Holders to have their Company RSUs and Company PSUs treated in accordance with the provisions of Section 2.8, in each case after the Effective Time.

9.7  Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8  Remedies.

(a)  Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

(b)  Specific Performance.

(i)  The Parties acknowledge and agree that (i) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur if the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (ii) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (iii) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or the Parent Entities, on the other hand, for the harm that would result from a breach of this Agreement, and shall not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (iv) the right of specific enforcement is an integral part of the Mergers and without that right, neither the Company nor Parent would have entered into this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require or request the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.8 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter (it being understood that, once this Agreement is validly terminated, specific performance may be sought only with respect to those provisions of this Agreement that survive termination as set forth in Section 8.2(b)). This Section 9.8(b) is not intended and shall not be construed to limit in any way the provisions of Section 8.3(e). While each of the Company and Parent may pursue both a grant of specific performance in accordance with this Section 9.8(b) and the payment of the Company Termination Fee or the Parent Termination Fee as applicable, in no event shall the Company or Parent be entitled to receive both the grant of specific performance that results in the Closing to occur, on the one hand, and the Company Termination Fee or the Parent Termination Fee (as applicable) or monetary damages, on the other hand.

9.9  Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of any Party in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

9.10  Consent to Jurisdiction.

(a)  General Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding based on, arising out of or relating to this Agreement or the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in any dispute or controversy based on, arises out of or relating to this Agreement or the Transaction; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding based on, arising in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding based on, arising out of or relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of the Parties further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 9.2 shall be effective service of process for any Legal Proceeding in the Chosen Courts with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each Party agrees that a final judgment in any Legal Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11  WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTION. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12  No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto.

9.13  Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants in Sections 5.1 and 5.2, as applicable) of the Company that are set forth in the corresponding Section or subsection of Article III or Article V of this Agreement; and (b) any other representations and warranties of the Company that are set forth in Article III of this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.

9.14  Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

BP PRODUCTS NORTH AMERICA INC.

By:	/s/ Michael Thomas
Name:	Michael Thomas
Title:	Authorized Person

CONDOR RTM INC.

By:	/s/ Matt Bueninck
Name:	Matt Bueninck
Title:	Authorized Person

CONDOR RTM LLC

By:	/s/ Sandra Delgado
Name:	Sandra Delgado
Title:	Authorized Person

[Signature Page to Merger Agreement]

ARCHAEA ENERGY INC.

By:	/s/ Nicholas Stork
Name:	Nicholas Stork
Title:	Chief Executive Officer

LFG ACQUISITION HOLDINGS LLC

By:	Archaea Energy Inc., its Managing Member

By:	/s/ Nicholas Stork
Name:	Nicholas Stork
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit B

Principal Stockholders

1.	Shalennial Fund I, L.P.

2.	Daniel J. Rice IV

3.	Daniel J. Rice IV 2018 Irrevocable Trust

4.	Stork Partners LLC

5.	Rothwell-Gornt LLC

6.	Struan & Company, LLC

7.	Richard Walton

8.	Green Eyed Devil LLC

9.	Brian McCarthy

10.	McCarthy Biogas Holdings LLC